Exhibit 99.6

FIRST MAJESTIC
SILVER CORP.

2014 ANNUAL REPORT

RESILIENCY

THROUGH COLLABORATION AND TECHNOLOGY

02 >>> 2014 Highlights
04 >>> Milestones & Objectives
06 >>> Silver in 2014
8 >>> Message from the President and CEO
10 >>> Messages from the COO, CFO and the CIO
12 >>> Our Management Team
14 >>> Sustainability and Social Responsibility
16 >>> Our Mines and Projects
18 >>> Del Toro Silver Mine
20 >>> La Parrilla Silver Mine
22 >>> La Encantada Silver Mine
24 >>> San Martin Silver Mine
26 >>> La Guitarra Silver Mine
28 >>> Plomosas Silver Project
29 >>> La Luz Silver Project
30 >>> Reserves and Resources
32 >>> The First Majestic Silver Bullion Store
33 >>> Financial Statements
77 >>> Management Discussion and Analysis
114 >>> Corporate Information

A Commitment to Efficiency, Growth and Community Support

In our mills and mines, in our laboratories and offices, First Majestic strives for efficiency, growth and community support. With five mines in operation and continual production improvement, we have become one of the world's leading and fastest-growing silver mining companies. Our response to the challenges of today's silver market has been a Company-wide commitment to make First Majestic one of the best-run mining companies in the industry. We passionately support our host communities in Mexico and help thousands of people build better lives through local education, health and employment. The key to our success is our First Majestic Family. In our eleven years of operation, we have assembled a roster of exceptional, innovative talent and always strive for team-based empowerment and employee satisfaction.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2014
SECTION 1
TABLE OF CONTENTS
01

Report of Independent Registered

Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRST MAJESTIC SILVER CORP.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp., and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
February 23, 2015

Report of Independent Registered

Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRST MAJESTIC SILVER CORP.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 23, 2015 expressed an unmodified opinion on those financial statements

Chartered Accountants
Vancouver, Canada
February 23, 2015

CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2014	2013

Revenues	6	$245,473	$251,313

Cost of sales (excludes depletion, depreciation and amortization)	12	154,843	115,658
Gross margin		90,630	135,655

Depletion, depreciation and amortization	3	60,466	43,337
Mine operating earnings		30,164	92,318

General and administrative expenses	7	19,393	24,855
Share-based payments		7,320	14,518
Accretion of decommissioning liabilities	21	801	539
Impairment of non-current assets	16	101,950	28,791
Foreign exchange (gain) loss		(6,312)	926
Operating (loss) earnings		(92,988)	22,689

Investment and other income	8	18,627	5,974
Finance costs	9	(6,576)	(2,470)
(Loss) earnings before income taxes		(80,937)	26,193

Income taxes
Current income tax expense	22	7,682	1,261
Deferred income tax (recovery) expense	22	(27,171)	63,164
		(19,489)	64,425
Net loss for the year		$(61,448)	$(38,232)

Loss per common share
Basic and diluted		$(0.52)	$(0.33)

Weighted average shares outstanding
Basic and diluted	10	117,444,276	116,935,325

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer, DIRECTOR	Douglas Penrose, DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars)

	Year Ended December 31,
	2014	2013

Net loss for the year	$(61,448)	$(38,232)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	(362)	(2,047)
Reclassification of impairment on available for sale investments	580	3,914
Other comprehensive income	218	1,867
Total comprehensive loss for the year	$(61,230)	$(36,365)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars)

		Year Ended December 31,
	Note	2014	2013

OPERATING ACTIVITIES
Net loss for the year		$(61,448)	$(38,232)
Adjustments for:
Share-based payments		7,320	14,518
Depletion, depreciation and amortization		61,163	43,919
Accretion of decommissioning liabilities		801	539
Loss from silver futures and marketable securities	8	690	6,601
Gain on fair value adjustment on prepayment facilities	19	(4,985)	(4,433)
Income tax (recovery) expense		(19,489)	64,425
Finance costs	9	6,576	2,470
Litigation proceeds	30	–	14,127
Reversal of deferred litigation gain	30	(14,127)	–
Impairment of non-current assets	16	101,950	28,791
Impairment of marketable securities	8	538	3,914
Unrealized foreign exchange (gain) loss and other		(4,585)	630
Operating cash flows before movements in working capital and income taxes		74,404	137,269
Net change in non-cash working capital items	28	32,652	4,353
Income taxes paid		(13,673)	(7,350)
Cash generated by operating activities		93,383	134,272

INVESTING ACTIVITIES
Expenditures on mining interests		(70,225)	(94,445)
Acquisition of property, plant and equipment		(34,051)	(84,297)
Deposits paid for the acquisition of non-current assets		(1,202)	(5,288)
Cash paid on settlement of silver futures		(281)	(4,658)
Proceeds from disposal of marketable securities		–	23
Cash used in investing activities		(105,759)	(188,665)

FINANCING ACTIVITIES
Proceeds from prepayment facility	19	30,000	–
Repayment of prepayment and debt facilities		(14,450)	(5,447)
Proceeds from sale-and-leasebacks		4,183	16,121
Repayment of lease obligations		(16,007)	(9,331)
Finance costs paid		(5,380)	(2,470)
Proceeds from exercise of stock options	23(a)	1,433	1,789
Shares repurchased and cancelled	23(c)	(955)	(2,403)
Cash used in financing activities		(1,176)	(1,741)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(868)	(692)
Decrease in cash and cash equivalents		(13,552)	(56,134)
Cash and cash equivalents, beginning of year		54,765	111,591
Cash and cash equivalents, end of year		$40,345	$54,765

Cash		$40,345	$45,307
Short-term investments		–	9,458
Cash and cash equivalents, end of year		$40,345	$54,765

Supplemental cash flow information	28

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars)

	Note	December 31, 2014	December 31, 2013

ASSETS
Current assets
Cash and cash equivalents		$40,345	$54,765
Trade and other receivables	11	13,561	22,045
Inventories	12	17,649	26,785
Other financial assets	13	2,460	4,177
Prepaid expenses		1,337	1,761
Total current assets		75,352	109,533

Non-current assets
Mining interests	14	422,663	448,440
Property, plant and equipment	15	267,038	291,326
Deposits on non-current assets		2,917	5,653
Other investments	17	3,372	–
Total assets		$771,342	$854,952

Liabilities and Equity

Current liabilities
Trade and other payables	18	$40,360	$34,534
Current portion of prepayment facilities	19	26,329	17,874
Current portion of lease obligations	20	11,428	15,993
Income taxes payable		105	8,322
Total current liabilities		78,222	76,723

Non-current liabilities
Prepayment facilities	19	29,647	26,342
Lease obligations	20	15,455	20,297
Decommissioning liabilities	21	15,484	12,096
Other liabilities		1,740	–
Deferred tax liabilities	22	110,261	134,622
Deferred gain on litigation	30	–	14,127
Total liabilities		250,809	284,207

Equity
Share capital	23(a)	430,588	425,707
Equity reserves	24	53,340	46,543
Retained earnings		36,605	98,495
Total equity		520,533	570,745
Total liabilities and equity		$771,342	$854,952

Commitments (Note 14, Note 25(d)(ii))
Contingent liabilities (Note 29)
Subsequent events (Note 31)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars, except share amounts)

	Share Capital			Equity Reserves
			Share-	Available	Foreign	Total
			based	for sale	currency	equity	Retained	Total
	Shares	Amount	payment	revaluation	translation	reserves	earnings	equity

Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525
Total comprehensive income (loss)
Net loss	–	–	–	–	–	–	(38,232)	(38,232)
Other comprehensive income	–	–	–	1,867	–	1,867	–	1,867
		–	–	1,867	–	1,867	(38,232)	(36,365)
Share-based payments, net of related tax benefits (Note 24)	–	–	14,199	–	–	14,199	–	14,199
Shares issued for exercise of options	483,000	1,789	–	–	–	–	–	1,789
Shares repurchased and cancelled (Note 23(c))	(215,000)	(782)	–	–	–	–	(1,621)	(2,403)
Transfer of equity reserve upon exercise of options	–	742	(742)	–	–	(742)	–	–
Balance at December 31, 2013	117,024,840	$425,707	$47,069	$(218)	$(308)	$46,543	$98,495	$570,745
Total comprehensive income (loss)
Net loss	–	–	–	–	–	–	(61,448)	(61,448)
Other comprehensive income	–	–	–	218	–	218	–	218
	–	–	–	218	–	218	(61,448)	(61,230)
Share-based payments, net of related tax benefits (Note 24)	–	–	7,320	–	–	7,320	–	7,320
Shares issued for:
Exercise of options (Note 23(b))	372,500	1,433	–	–	–	–	–	1,433
Acquisition of mining interests (Note 14(e))	337,300	3,220	–	–	–	–	–	3,220
Shares repurchased and cancelled (Note 23(c))	(140,000)	(513)	–	–	–	–	(442)	(955)
Transfer of equity reserve upon exercise of options	–	741	(741)	–	–	(741)	–	–
Balance at December 31, 2014	117,594,640	$430,588	$53,648	$–	$(308)	$53,340	$36,605	$520,533

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

(tabular amounts are expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Statement of Consolidation and Presentation

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 13), marketable securities (Note 13) and the prepayment facilities (Note 19). All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated financial statements have been applied in preparing these consolidated financial statements.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see Note 26). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Goodwill

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings. An impairment loss recognized for goodwill is not reversed in subsequent periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Associates

An associate is an entity over which the Company has significant influence with the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

Foreign currency

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings in the period in which they arise.

Revenue recognition

Revenue is recognized upon delivery when the following conditions are met:

•	control, risk and rewards of ownership of products passes to the buyer;

•	the amount of revenue and costs related to the transaction can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and when collection is reasonably assured.

This occurs when significant risks and rewards of ownership have passed to the buyer, which is when insurance risk has passed to the customer and when the goods have been delivered to a contractually agreed location.

Revenue from the sale of metal, including by-products, is recorded net of charges for treatment, smelting and refining. Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted  on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time risks and rewards of ownership pass from the Company  to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of the Company’s concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the product has been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, in-circuit inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•	acquiring the rights to explore;

•	researching and analyzing historical exploration data;

•	gathering exploration data through topographical, geochemical and geophysical studies;

•	exploratory drilling, trenching and sampling;

•	determining and examining the volume and grade of the resource;

•	surveying transportation and infrastructure requirements; and

•	compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

•	there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;

•	life of mine plan and economic modeling support the economic extraction of such reserves and resources;

•	for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and

•	operating and environmental permits exist or are reasonably assured as obtainable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures (continued)

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Mining interests

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production (see “Significant accounting estimates and judgments”), mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

For the years ended December 31, 2014 and 2013, economically recoverable reserve and resource estimates in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, Technical Reports issued by the Canadian Securities Administrators (“NI 43-101”) for the La Guitarra mine were not available due to a major revision to the mine plan. As a result, the Company developed an internal estimate of economically recoverable mineralized material at the La Guitarra mine based on management’s intended development plan. For the year ended December 31, 2014, actual depletion expense as reported by the Company for the La Guitarra mine based on internal estimates of mineralized material was $4.2 million (2013 - $5.4 million); had the Company utilized historical reserves and resources estimates from the previously published NI 43-101 Technical Report for La Guitarra as prepared and published by Silvermex Resources Inc. on January 29, 2010, the depletion expense would have been $0.3 million (2013 - $0.4 million).

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under  construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Impairment of non-current assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. These assumptions are different to those used in calculating fair value and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings.

Share-based payment transactions

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share-based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense for stock options that are forfeited or cancelled prior to vesting is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

Taxation

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity. Current tax or deferred tax from the initial accounting for a business combination is included in the accounting for the business combination.

Current income taxes

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income taxes

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Earnings or loss per share

Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale (“AFS”), loans and receivables, or fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost which are recognized through profit and loss in the statements of earnings.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Cash and cash equivalents

Cash in the statement of financial position include cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as accretion expense or finance costs.

Significant accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;

•	the mine or mill has reached a pre-determined percentage of design capacity;

•	the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce or process ore at a steady or increasing level);

•	the completion of a reasonable period of testing of the mine plant and equipment;

•	the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);

•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and

•	mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following expansions:

•	the 1,000 tpd flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and

•	the 1,000 tpd cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Impairment of property, plant and equipment and mining interests (Note 16)

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Impairment of property, plant and equipment and mining interests (Note 16) (continued)

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mining interests (Notes 14 and 15)

Depletion, depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs (Note 21)

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve and resource estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

Inventory valuation (Note 12)

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver and silver equivalents contained in the stockpile ore, the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying value of its inventories, which would reduce the Company’s earnings and working capital.

Income taxes (Note 22)

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Income taxes (Note 22) (continued)

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Valuation of prepayment facilities (Note 19)

The Company classifies its prepayment facilities as FVTPL financial liabilities, which are recorded at fair value estimated based on the forward market price of lead and zinc, discounted at rates of 6.0% to 6.7% based on their respective effective interest rates at the time the agreements were entered. The actual value of the prepayment facilities at settlement is dependent on the spot market prices of lead and zinc on their maturity dates, which may differ significantly from these estimates. Realized gains or losses are recognized in earnings in the period in which the prepayment facilities are settled.

Valuation of share-based payments (Note 23)

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

4.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less costs to sell. The amendments were effective January 1, 2014 and were applied retrospectively. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated.

4.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2014

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including five operating segments located in Mexico, one development project in Mexico, one retail market segment in Canada and one silver trading segment in Europe. Corporate and eliminations consists primarily of the Company’s other exploration properties not considered segments (Note 14), other investments (Note 17) and prepayment facilities (Note 19). All of the Company’s operations are within the mining industry and its major products are silver doré, silver-lead and silver-zinc concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices. A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not allocated to the segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

5.	SEGMENTED INFORMATION (continued)

Significant information relating to the Company’s reporting operating segments is summarized in the table below:

		Year Ended December 31, 2014				At December 31, 2014

			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales(1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
La Encantada	$78,590	$41,049	$14,139	$23,402	$27,635	$141,145	$63,730
La Parrilla	70,271	35,182	17,685	17,404	21,856	198,295	28,172
Del Toro	54,669	45,665	14,089	(5,085)	30,068	205,863	35,297
San Martin	42,757	22,727	7,623	12,407	14,559	94,188	31,516
La Guitarra	15,154	9,802	6,449	(1,097)	15,811	108,641	31,845
La Luz	–	–	–	–	1,482	32,173	372
Canada
Coins and Bullion Sales	804	923	–	(119)	1	259	15
Europe
Silver Sales	115,154	131,456	–	(16,302)	–	6,283	935
Corporate and Eliminations	(131,926)	(131,961)	481	(446)	2,103	(15,505)	58,927
Consolidated	$245,473	$154,843	$60,466	$30,164	$113,515	$771,342	$250,809

(1) Cost of sales excludes depletion, depreciation and amortization

		Year Ended December 31, 2013				At December 31, 2013

			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales(1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
La Encantada	$91,563	$41,366	$11,964	$38,233	$24,036	$145,596	$37,872
La Parrilla	79,847	36,307	14,827	28,713	37,544	203,384	29,003
Del Toro	25,043	14,003	5,083	5,957	80,213	202,526	44,858
San Martin	30,379	17,552	4,418	8,409	23,785	107,553	35,728
La Guitarra	17,034	10,542	6,804	(312)	15,362	130,910	30,884
La Luz	–	–	–	–	4,095	30,721	364
Canada
Coins and Bullion Sales	2,802	2,699	–	103	11	725	28
Europe
Silver Sales	158,193	146,453	–	11,740	–	21,126	4,424
Corporate and Eliminations	(153,548)	(153,264)	241	(525)	5,051	12,411	101,046
Consolidated	$251,313	$115,658	$43,337	$92,318	$190,097	$854,952	$284,207

(1) Cost of sales excludes depletion, depreciation and amortization

During the year ended December 31, 2014, the Company recognized an aggregate impairment charge of $102.0 million on some of the Company’s reporting segments, including La Guitarra, San Martin and Del Toro. See Note 16 for details.

The Company has seven major customers that account for 100% of its doré and concentrate sales revenue. The Company has four customers that accounted for 44%, 23%, 19%, and 11% of total revenue in 2014, and four customers that accounted for 30%, 21%, 21%, and 20% of total revenue in 2013.

6.	REVENUES

The revenues of the Company are comprised of the following:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Gross revenue from payable metals:
Silver	$212,985	$235,422
Gold	14,122	10,928
Lead	34,044	23,301
Zinc	10,675	6,078
Other	202	1,634
Gross revenue	$272,028	$277,363
Less: smelting and refining costs	(26,555)	(26,050)
Revenues	$245,473	$251,313

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Corporate administration	$4,822	$8,332
Salaries and benefits	8,890	10,121
Audit, legal and professional fees	3,626	4,478
Filing and listing fees	567	390
Directors fees and expenses	791	952
Depreciation	697	582
	$19,393	$24,855

8.	INVESTMENT AND OTHER INCOME

The Company’s investment and other income are comprised of the following:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Gain from First Silver litigation (Note 30)	$14,127	$557
Gain from fair value adjustment of prepayment facilities (Note 19)	4,744	3,919
Loss from investment in silver futures (Note 13(c))	(121)	(4,818)
Loss from investment in marketable securities (Note 13(a))	(569)	(1,783)
Impairment of marketable securities (Note 13(b))	(538)	(3,913)
Loss on divestiture of subsidiary (Note 17)	(248)	–
Interest income and other	499	822
Gain from value-added tax settlement	733	711
Gain from insurance claim	–	1,350
Termination fee from Orko acquisition, net of costs (a)	–	9,129
	$18,627	$5,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

8.	INVESTMENT AND OTHER INCOME (continued)

(a)	Termination Fee from Orko Acquisition

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of related professional fees, legal and underwriter costs incurred in 2013, the Company recognized a gain of $9.1 million in other income in 2013.

9.	FINANCE COSTS

The Company’s finance costs are comprised of the following:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Prepayment facilities(1)	$3,883	$–
Finance leases	2,329	2,109
Silver sales and other	364	361
	$6,576	$2,470

(1)	Finance costs related to the prepayment facilities of $3.2 million in 2013 were capitalized as construction costs of the Del Toro mine until commercial production was achieved on January 1, 2014.

10.	LOSS PER SHARE

The calculations of basic and diluted loss per share for the years ended December 31, 2014 and 2013 are based on the following:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Net loss for the year	$(61,448)	$(38,232)

Weighted average number of shares on issue - basic and diluted(1)	117,444,276	116,935,325

Loss per share - basic and diluted	$(0.52)	$(0.33)

(1)	Diluted weighted average number of shares for the year ended December 31, 2014 excludes 6,084,458 (2013 – 5,208,520) anti-dilutive options.

11.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2014	December 31, 2013
Trade receivables	$5,399	$8,974
Value added taxes and other taxes receivable	7,263	12,437
Other	899	634
	$13,561	$22,045

12.	INVENTORIES

	December 31, 2014	December 31, 2013
Finished product - doré and concentrates	$990	$609
Work-in-process	949	5,548
Stockpile	487	4,740
Materials and supplies	15,005	15,361
Silver coins and bullion including in-process shipments	218	527
	$17,649	$26,785

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. During the year ended December 31, 2014, cost of sales includes a $1.3 million write-down of mineral inventories, which consists of stockpile, work-in-progress and finished goods. No write-downs were recognized in 2013.

13.	OTHER FINANCIAL ASSETS

	December 31, 2014	December 31, 2013
Marketable securities - fair value through profit or loss (a)	$2,460	$3,028
Marketable securities - available for sale (b)	–	349
Derivatives (c)	–	800
	$2,460	$4,177

(a)	Marketable Securities – Fair Value through Profit or Loss

As at December 31, 2014, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $2.5 million (December 31, 2013 - $3.0 million), which were acquired at a cost of $5.3 million. These trust units are classified as FVTPL marketable securities. During the year ended December 31, 2014, the Company recognized an unrealized loss of $0.6 million (2013 - $1.8 million) related to its FVTPL marketable securities.

(b)	Marketable Securities – Available For Sale

As at December 31, 2014, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $nil (December 31, 2013 - $0.3 million) and adjusted cost of $nil million (December 31, 2013 - $0.5 million), net of impairments. Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the year ended December 31, 2014, management assessed an impairment loss of $0.6 million (2013 - $3.9 million) on the Company’s AFS marketable securities.

(c)	Derivatives

For the year ended December 31, 2014, the Company recorded an investment and other loss of $0.1 million (2013 - $4.8 million) related to investment in silver futures. At December 31, 2014, the Company has no investments in silver futures. At December 31, 2013, the Company carried a long position on silver futures, expiring in March 2014, equivalent to 480,000 ounces of silver at an average price of $19.70. The derivative asset of $0.8 million at December 31, 2013 reflects a deposit of $1.0 million for the margin requirement to hold the silver futures, net of an unrealized loss of $0.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

14.	MINING INTERESTS

The Company’s mining interests are comprised of the following:

	December 31, 2014	December 31, 2013
Producing properties	$276,399	$267,677
Exploration properties (non-depletable)	146,264	180,763
	$422,663	$448,440

Producing properties are allocated as follows:

	La	La			La
Producing properties	Encantada	Parrilla	Del Toro(1)	San Martin	Guitarra	Total
Cost
At December 31, 2012	$45,237	$83,777	$–	$48,578	$50,651	$228,243
Additions	13,663	26,598	11,251	8,319	6,906	66,737
Change in decommissioning liabilities	(303)	51	1,821	(88)	459	1,940
Transfer from exploration properties	588	229	18,095	1,419	758	21,089
At December 31, 2013	$59,185	$110,655	$31,167	$58,228	$58,774	$318,009
Additions	12,602	13,901	17,659	7,770	7,367	59,299
Change in decommissioning liabilities	1,292	1,003	398	1,083	118	3,894
Transfer (to) from exploration properties	(588)	–	12,689	246	–	12,347
At December 31, 2014	$72,491	$125,559	$61,913	$67,327	$66,259	$393,549

Accumulated depletion and amortization and impairment
At December 31, 2012	$(7,626)	$(8,056)	$–	$(16,039)	$(465)	$(32,186)
Depletion and amortization	(2,659)	(7,171)	(1,224)	(1,665)	(5,427)	(18,146)
At December 31, 2013	$(10,285)	$(15,227)	$(1,224)	$(17,704)	$(5,892)	$(50,332)
Depletion and amortization	(4,264)	(9,589)	(5,036)	(2,772)	(4,172)	(25,833)
Impairment (Note 16)	–	–	(6,142)	(10,211)	(24,632)	(40,985)
At December 31, 2014	$(14,549)	$(24,816)	$(12,402)	$(30,687)	$(34,696)	$(117,150)

Carrying values
At December 31, 2013	$48,900	$95,428	$29,943	$40,524	$52,882	$267,677
At December 31, 2014	$57,942	$100,743	$49,511	$36,640	$31,563	$276,399

(1)	Pursuant to the commercialization of the flotation and cyanidation circuits at Del Toro, $18.1 million and $12.7 million of mining interests were transferred from exploration to producing properties on April 1, 2013 and January 1, 2014, respectively.

14.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

	La	La	Del	San	La	La
Exploration properties	Encantada	Parrilla	Toro(1)	Martin	Guitarra	Luz	Other	Total
Cost
At December 31, 2012	$3,065	$8,955	$49,221	$19,117	$55,054	$22,955	$18,517	$176,884
Exploration and evaluation expenditures	2,316	3,599	15,827	962	1,263	1,320	759	26,046
Capitalization of borrowing costs	–	–	3,193	–	–	–	–	3,193
Impairment (Note 16)	–	–	–	–	–	–	(4,200)	(4,200)
Change in decommissioning liabilities	–	–	–	–	–	(71)	–	(71)
Transfer to producing properties	(588)	(229)	(18,095)	(1,419)	(758)	–	–	(21,089)
At December 31, 2013	$4,793	$12,325	$50,146	$18,660	$55,559	$24,204	$15,076	$180,763
Exploration and evaluation expenditures	2,964	2,936	2,242	1,002	6,467	926	865	17,402
Change in decommissioning liabilities	–	–	–	–	–	54	–	54
Impairment (Note 16)	–	–	(4,389)	(4,241)	(27,232)	–	–	(35,862)
Disposition of mining interests (g(iii))	–	–	–	–	–	–	(3,746)	(3,746)
Transfer from (to) producing properties	588	–	(12,689)	(246)	–	–	–	(12,347)
At December 31, 2014	$8,345	$15,261	$35,310	$15,175	$34,794	$25,184	$12,195	$146,264

(1)	Pursuant to the commercialization of the flotation and cyanidation circuits at Del Toro, $18.1 million and $12.7 million of mining interests were transferred from exploration to producing properties on April 1, 2013 and January 1, 2014, respectively.

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 km north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The 100% owned La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 km southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum cumulative payable of $2.5 million. During the year ended December 31, 2014, the Company paid royalties of $0.3 million (2013 - $0.5 million). As at December 31, 2014, total royalties paid to date for the Quebradillas NSR is $2.2 million (December 31, 2013 - $1.9 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

14.	MINING INTERESTS (continued)

(c)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old underground silver mines, the Perseverancia and San Juan mines, which are approximately one km apart. The Del Toro mine currently consists of a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

In 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $1.7 million have been paid, $1.2 million in 2015 and the remaining balance of $0.4 million due over years 2016 and 2017.

(d)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the upgraded 1,300 tpd cyanidation plant, mine buildings, offices and related infrastructure are located.

(e)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 km south west from Mexico City. The mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 500 tpd. The Company owns 100% of the La Guitarra Silver Mine.

In January 2014, the Company entered into two agreements to acquire various adjacent mining concessions, namely El Coloso, Amplicación Los Comales, San Jose, Jessica and Nazareno de Anecas properties. These properties consist of 757 hectares of mineral rights. The total purchase price amount to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2014, the Company has issued $3.2 million in common shares and paid $0.2 million in cash. The remaining balance of $2.0 million in common shares will be issued in four equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project was acquired through the acquisition of Normabec Mining Resources Ltd. in November 2009. The La Luz Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and consists of 36 mining concessions covering 4,977 hectares plus an additional 21 hectares of surface rights. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what were historically known as the Santa Ana mine.

(g)	Other Exploration Properties

i)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilovolt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

14.	MINING INTERESTS (continued)

(g)	Other Exploration Properties (continued)

ii)	Jalisco Group of Properties, Jalisco State

The Company owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. The Company entered into an agreement with Sonora Resources Corp. (the “Optionee”) in April 2011, and subsequently amended in April 2014, whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties. As part of the option agreement, the Optionee has issued a total of 13 million shares of common stock to the Company and is committed to spend $3 million over the first five years to earn a 50% interest, an additional $2 million over seven years to earn a 70% interest and to complete a bankable feasibility study within nine years to obtain a 90% interest. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

iii)	Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired its subsidiary, Minera Terra Plata, S.A. de C.V. (“Terra Plata”), and its group of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora. On July 1, 2014, First Majestic divested Terra Plata and its group of exploration properties to Sundance Minerals Ltd. (see Note 17).

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

		Machinery
	Land and	and	Assets under
	Buildings(1)	Equipment(2)	Construction	Other	Total
Cost
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082
Additions	13,927	40,576	38,662	4,149	97,314
Transfers and disposals(3)	23,012	28,319	(49,668)	(1,819)	(156)
At December 31, 2013	$83,767	$215,296	$52,212	$9,965	$361,240
Additions	13,190	17,129	4,452	2,043	36,814
Transfers and disposals(4)	23,678	5,892	(35,458)	(372)	(6,260)
At December 31, 2014	$120,635	$238,317	$21,206	$11,636	$391,794

Accumulated depreciation and amortization and impairment
At December 31, 2012	$(9,777)	$(30,548)	$–	$(3,545)	$(43,870)
Depreciation and amortization	(4,142)	(20,417)	–	(1,572)	(26,131)
Transfers and disposals	1	86	–	–	87
At December 31, 2013	$(13,918)	$(50,879)	$–	$(5,117)	$(69,914)
Depreciation and amortization	(5,878)	(28,188)	–	(1,748)	(35,814)
Transfers and disposals	37	5,587	–	451	6,075
Impairment (Note 16)	(9,815)	(15,152)	–	(136)	(25,103)
At December 31, 2014	$(29,574)	$(88,632)	$–	$(6,550)	$(124,756)

Carrying values
At December 31, 2013	$69,849	$164,417	$52,212	$4,848	$291,326
At December 31, 2014	$91,061	$149,685	$21,206	$5,086	$267,038

(1)	Included in land and buildings is $6.7 million (December 31, 2013 - $6.6 million) of land properties which are not subject to depreciation.
(2)	Included in property, plant and equipment is $47.4 million (December 31, 2013 - $51.5 million) of equipment under finance lease.
(3)	On April 1, 2013, the commissioning of the 1,000 tpd flotation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the flotation plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective April 1, 2013.

(4)	On January 1, 2014, the commissioning of the 1,000 tpd cyanidation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective January 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La	La			La	La
	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Luz	Corporate	Total
Cost
At December 31, 2012	$82,067	$78,372	$55,063	$26,687	$10,798	$3,526	$7,569	$264,082
Additions	8,057	7,347	53,135	14,504	7,193	2,775	4,303	97,314
Transfers and disposals	(37)	6,294	(6,322)	(60)	(18)	–	(13)	(156)
At December 31, 2013	$90,087	$92,013	$101,876	$41,131	$17,973	$6,301	$11,859	$361,240
Additions	12,069	5,019	10,167	5,787	1,977	556	1,239	36,814
Transfers and disposals	(1,797)	(4,160)	1,286	(2,433)	782	–	62	(6,260)
At December 31, 2014	$100,359	$92,872	$113,329	$44,485	$20,732	$6,857	$13,160	$391,794

Accumulated depreciation and amortization and impairment
At December 31, 2012	$(18,553)	$(15,923)	$–	$(6,856)	$(997)	$(96)	$(1,445)	$(43,870)
Depreciation and amortization	(9,305)	(7,656)	(3,859)	(2,753)	(1,377)	(31)	(1,150)	(26,131)
Transfers and disposals	16	8	1	60	2	–	–	87
At December 31, 2013	$(27,842)	$(23,571)	$(3,858)	$(9,549)	$(2,372)	$(127)	$(2,595)	$(69,914)
Depreciation and amortization	(10,119)	(8,107)	(8,947)	(4,722)	(2,512)	(47)	(1,360)	(35,814)
Transfers and disposals	1,022	3,136	(860)	3,173	(380)	–	(16)	6,075
Impairment (Note 16)	–	–	(11,019)	(7,292)	(6,792)	–	–	(25,103)
At December 31, 2014	$(36,939)	$(28,542)	$(24,684)	$(18,390)	$(12,056)	$(174)	$(3,971)	$(124,756)

Carrying values
At December 31, 2013	$62,245	$68,442	$98,018	$31,582	$15,601	$6,174	$9,264	$291,326
At December 31, 2014	$63,420	$64,330	$88,645	$26,095	$8,676	$6,683	$9,189	$267,038

16.	IMPAIRMENT OF NON-CURRENT ASSETS

At December 31, 2014 and 2013, the Company determined there were several indicators of potential impairment on its non-current assets. In 2014, these factors included the sharp decline in silver price during the year and the consequential impact on the Company’s reserves and resources. In 2013, these factors included lower prevailing silver prices combined with the income tax reform introduced in Mexico (see Note 22). Based on the Company’s assessment at December 31, 2014 and 2013, the Company concluded that the following mines and properties had estimated recoverable value, based on their FVLCD, below their carrying value and impairment charges were required:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
La Guitarra Silver Mine	$58,656	$24,591
San Martin Silver Mine	21,744	–
Del Toro Silver Mine	21,550	–
Penasco Quemado Silver Project	–	1,600
La Frazada Silver Project	–	2,100
Los Lobos Silver Project	–	500
Impairment of non-current assets	$101,950	$28,791
Deferred income tax recovery	(35,938)	(1,481)
Impairment of non-current assets, net of tax	$66,012	$27,310

The impairment charge recognized for the year ended December 31, 2014 in respect of each CGU was as follows:

	Mining Interest		Property, Plant
	Producing	Exploration	and Equipment	Total
La Guitarra Silver Mine	$24,632	$27,232	$6,792	$58,656
San Martin Silver Mine	10,211	4,241	7,292	21,744
Del Toro Silver Mine	6,142	4,389	11,019	21,550
Impairment of non-current assets	$40,985	$35,862	$25,103	$101,950

Internal discounted cash flow economic models are projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential. The in-situ values vary on a project by project basis, dependent on market comparables most closely related to their specific facts and circumstances.

Metal price assumptions used to determine the recoverable amounts at December 31, 2014 and 2013 are summarized in the following table:

	At December 31, 2014		At December 31, 2013
Commodity Prices	2015-2018 Average	Long-term	2014-2017 Average	Long-term
Silver (per ounce)	$19.51	$21.50	$22.15	$22.30
Gold (per ounce)	$1,261	$1,300	$1,301	$1,300
Lead (per pound)	$1.10	$1.00	$0.99	$1.00
Zinc (per pound)	$1.01	$0.94	$1.03	$0.96

A discount rate of 8.5% (2013 - 9% to 11%), equivalent to the Company’s weighted average cost of capital adjusted for specific project risks, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There has been no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

17.	OTHER INVESTMENTS

On July 1, 2014, First Majestic received $3.4 million in shares, equivalent to a 34.2% interest, of Sundance Minerals Ltd. (“Sundance”), a privately held exploration company, in exchange for the Company’s 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”). Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. Concurrent with the sale of Terra Plata to Sundance, Sundance acquired certain mineral property interests owned by an officer and a director of First Majestic for a 2.8% interest in Sundance. As part of the plan of arrangement, Sundance will vend 100% of its shares to Albion Petroleum Ltd., a TSX Venture Exchange listed capital pool company, creating a new publicly listed exploration company to be named First Mining Finance Corp. (“Proposed Transaction”).

As at July 1, 2014, Terra Plata had a net book value of $3.6 million, comprised of $3.7 million in mining interest, $0.1 million in other receivables, net of $0.2 million in deferred income tax liabilities, resulting in a loss of $0.2 million on the disposal of the subsidiary.

Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance, which diluted First Majestic’s interest in Sundance to 31.7%. Following the completion of the Proposed Transaction and subject to regulatory approval, First Majestic expects to distribute its interest in First Mining Finance Corp. to its shareholders by way of dividend in-kind.

As at December 31, 2014, the Company’s investment in Sundance has a carrying value of $3.4 million (2013 - $nil) and no income or loss has been recognized on the investment during the year (2013 - $nil).

18.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days. Trade and other payables are comprised of the following items:

	December 31, 2014	December 31, 2013
Trade payables	$25,948	$20,889
Accrued liabilities	14,412	13,645
	$40,360	$34,534

19.	PREPAYMENT FACILITIES

In December 2012, the Company entered into a $50.0 million prepayment facility agreement (“Prepayment Facility”). Under the terms of the agreement, the Company received $50.0 million as an advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The Prepayment Facility bears an annual fixed interest rate of 4.344%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at market prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period, of which 7,433 metric tonnes of lead and 8,136 metric tonnes of zinc are outstanding for delivery as at December 31, 2014. To mitigate potential exposure to future price increases in lead and zinc, in July 2013, the Company entered into an agreement with the same lender to purchase call options on lead and zinc futures equivalent to a portion of its production to be delivered under the terms of the Prepayment Facility.

In April 2014, the Company entered into an additional $30.0 million prepayment facility agreement for a portion of the Company’s future lead production. The Company executed this forward sale contract for 15,911.3 metric tonnes of lead at a fixed price of $0.945 per pound ($2,083/mt), of which 15,733 metric tonnes are outstanding for delivery as at December 31, 2014. The contract term is valid from April 2014 to September 2017, with a six-month repayment holiday from April to September 2014. The repayment terms carry a fixed interest charge of 4.053%. In October 2014, the Company entered into an agreement with the same lender to purchase call options on lead equivalent to a portion of its production to be delivered under the terms of the prepayment facility.

19.	PREPAYMENT FACILITIES (continued)

The Prepayment Facilities are classified as a FVTPL financial liabilities and recorded at fair market value, based on the forward market price of lead and zinc and discounted at effective interest rates of 6.0% to 6.7% for the December 2012 and April 2014 facilities, respectively. Fair value adjustment gains or losses are recorded as other income. The associated call options are classified as FVTPL financial assets and recorded at fair market value, based on quoted market prices.

The fair values of the Prepayment Facilities and related call option are presented on the statements of financial position on an offsetting basis as follows:

	December 31, 2014	December 31, 2013
Offsetting of financial instruments:
Prepayment facilities	$57,108	$45,599
Call option	(1,132)	(1,383)
	$55,976	$44,216
Financial statement presentation:
Current portion of prepayment facilities	$26,329	$17,874
Prepayment facilities	29,647	26,342
	$55,976	$44,216

Movements in the Prepayment Facilities and associated call options are summarized as follows:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Opening balance	$44,216	$50,403
Proceeds	30,000	–
Repayments, including interest	(17,138)	(4,947)
Gain on fixed price contract	(241)	(514)
Fair value adjustment of remaining repayments, including call options	(4,744)	(3,919)
Interest and accretion expense(1)	3,883	3,193
Ending balance	$55,976	$44,216

Remaining repayments
Less than one year	$29,389	$16,091
More than one year but not more than five years	37,230	33,839
Gross value of remaining repayments	66,619	49,930
Cumulative mark-to-market adjustment of remaining repayments, including call options	(5,834)	(1,453)
Adjusted value of remaining repayments	60,785	48,477
Less: future finance charges	(4,809)	(4,261)
Fair value	$55,976	$44,216

(1)	Borrowing costs incurred prior to January 1, 2014 were capitalized as construction costs of the Del Toro mine until commercial production was achieved.

Under the Prepayment Facility agreements, the Company is required to limit its aggregate amount of debt below $135.0 million, excluding finance leases, which may not exceed $75.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

20.	LEASE OBLIGATIONS

The Company has entered into finance leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 4.8% to 8.0%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	December 31, 2014	December 31, 2013
Less than one year	$12,883	$17,680
More than one year but not more than five years	16,547	21,508
Gross payments	29,430	39,188
Less: future finance charges	(2,547)	(2,898)
Present value of minimum lease payments	$26,883	$36,290
Financial statement presentation:
Current portion of lease obligations	$11,428	$15,993
Lease obligations	15,455	20,297
Present value of minimum lease payments	$26,883	$36,290

21.	DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Changes in estimate of reclamation liabilities are recorded against mining interests.

Movements in decommissioning liabilities during the year ended December 31, 2014 and 2013 are allocated as follow:

	La
	Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz
At December 31, 2014	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Total
Anticipated settlement date	2023	2026	2022	2028	2020	2037
Undiscounted value of estimated cash flow	$4,473	$3,182	$3,182	$3,164	$1,782	$1,033	$16,816
Estimated mine life (years)	9	12	8	14	6	23
Discount rate	5.4%	5.9%	5.3%	5.9%	4.8%	6.3%

Balance at December 31, 2012	$3,225	$1,701	$938	$1,698	$1,366	$763	$9,691
Movements during the year:
Change in rehabilitation provision	(303)	51	1,821	(88)	459	(71)	1,869
Interest or accretion expense	192	117	42	113	75	–	539
Interest or accretion expense capitalized	–	–	14	–	–	50	64
Foreign exchange gain	(21)	(11)	(6)	(10)	(8)	(11)	(67)
Balance at December 31, 2013	$3,093	$1,858	$2,809	$1,713	$1,892	$731	$12,096
Movements during the year:
Change in rehabilitation provision	1,292	1,003	398	1,083	118	54	3,948
Interest or accretion expense	217	141	188	133	122	–	801
Interest or accretion expense capitalized	–	–	–	–	–	51	51
Foreign exchange gain	(366)	(220)	(331)	(204)	(205)	(86)	(1,412)
Balance at December 31, 2014	$4,236	$2,782	$3,064	$2,725	$1,927	$750	$15,484

22.	INCOME TAXES

The Canadian combined statutory tax rate increased from 25.75% to 26.00% in 2014 due to timing of an increase in the provincial tax rate for British Columbia from 10.0% to 11.0% during fiscal 2014.

The tax provision on earnings is computed after taking into account intercompany transactions such as interest on loans, sales, other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2014 and 2013:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Net (loss) earnings before tax	$(80,937)	$26,193
Combined statutory tax rate	26.00%	25.75%
Income tax (recovery) expense computed at statutory tax rate	$(21,044)	$6,745
Reconciling items:
Impact of initial recognition of 7.5% mining royalty in Mexico	–	35,111
Effect of different foreign statutory tax rates on earnings of subsidiaries	(1,427)	(662)
Impact of foreign exchange on deferred income tax assets and liabilities	(1,411)	4,019
Change in unrecognized deferred income tax asset	3,730	178
7.5% mining royalty in Mexico	(2,788)	–
Other non-deductible expenses	2,686	4,043
Impact of inflationary adjustments	860	489
Impact of change in Mexico statutory tax rates	–	3,682
Impairment of goodwill	–	6,332
Other	(95)	4,488
Income tax (recovery) expense	$(19,489)	$64,425
Effective tax rate	24.08%	245.96%

Current income tax expense	$7,682	$1,261
Deferred income tax (recovery) expense	(27,171)	63,164
Income tax (recovery) expense	$(19,489)	$64,425

For the year ended December 31, 2014, the effective tax rate of 24% was lower than the combined Canadian federal and provincial statutory tax rate primarily due to the impact of foreign exchange and differing tax rates in various tax jurisdictions, partially offset by the change in unrecognized deferred income tax assets. Deferred income tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

22.	INCOME TAXES (continued)

In 2013, the effective tax rate was 246% due to the initial recognition of the impact of major tax reforms enacted in Mexico during fiscal 2013 that were effective January 1, 2014. The significant items impacting the effective tax rate include the introduction of a 7.5% mining royalty in Mexico, elimination of a scheduled reduction of Mexico corporate statutory tax rate to 29% in 2014 and 28% in 2015, and non-deductible impairment of goodwill. In 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. At December 31, 2013, the Company recognized a deferred tax liability of $35.1 million. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

During the years ended December 31, 2014 and 2013, the movement in deferred tax assets and deferred tax liabilities is shown below:

			Deferred
			tax asset not
Deferred tax assets	Losses	Provisions	recognized	Other	Total
At December 31, 2012	$30,647	$6,189	$(7,949)	$1,310	$30,197
Benefit (expense) to income statement	33,907	3,972	7,217	(964)	44,132
Expense to equity	–	–	–	(319)	(319)
At December 31, 2013	$64,554	$10,161	$(732)	$27	$74,010
Benefit (expense) to income statement	21,043	(1,068)	(3,730)	388	16,633
At December 31, 2014	$85,597	$9,093	$(4,462)	$415	$90,643

	Property, plant
	and equipment	Effect of
	and mining	Mexican tax
Deferred tax liabilities	interests	deconsolidation	Other	Total
At December 31, 2012	$108,122	$–	$3,615	$111,737
Expense to income statement	60,897	41,609	4,796	107,302
Reclassed to current income taxes payable	–	(10,407)	–	(10,407)
At December 31, 2013	$169,019	$31,202	$8,411	$208,632
(Benefit) expense to income statement	(23,408)	(3,494)	11,594	(15,308)
Reclassed from current income taxes payable	–	7,580	–	7,580
At December 31, 2014	$145,611	$35,288	$20,005	$200,904

Deferred tax liabilities, net
At December 31, 2013				$134,622
At December 31, 2014				$110,261

22.	INCOME TAXES (continued)

As at December 31, 2014 and 2013, the Company has available Canadian and Mexican non-capital tax losses, which if not utilized will expire as follows:

	Canadian	Mexican	Total as at	Total as at
Year of Expiry	non-capital losses	non-capital losses	December 31, 2014	December 31, 2013
2014	$–	$–	$–	$2,265
2015	–	–	–	5,216
2016	–	4,823	4,823	18,047
2017	–	16,776	16,776	30,340
2018	–	28,056	28,056	13,288
2019	–	12,287	12,287	337
2020	–	311	311	35,828
2021	–	32,153	32,153	62,423
2022	–	62,888	62,888	49,299
2023	–	35,866	35,866	–
2024	–	79,680	79,680	–
2028	1,426	–	1,426	2,709
2031	1,715	–	1,715	1,870
Total	$3,141	$272,840	$275,981	$221,622

At December 31, 2014, the Company did not recognize $4.5 million (2013 - $0.7 million) of deferred tax assets related to non-capital losses.

At December 31, 2014, the Company recognized $13.9 million (2013 - $4.1 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2014 or 2013, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The Mexico tax reform enacted in December 2013 also abolished the previous tax consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at December 31, 2014, the Company has total entity level non-capital loss carryforwards of $272.8 million (2013 - $217.0 million) for Mexican income tax purposes that may be carried forward to reduce taxable income.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2014 is $196.0 million (2013 - $107.2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

23.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is as follows:

	Shares	Amount
Balance at December 31, 2012	116,756,840	$423,958
Shares issued for exercise of options	483,000	1,789
Shares repurchased and cancelled (Note 23(c))	(215,000)	(782)
Transfer of equity reserve upon exercise of options	–	742
Balance at December 31, 2013	117,024,840	$425,707
Shares issued for:
Exercise of options	372,500	1,433
Acquisition of mining interests (Note 14(e))	337,300	3,220
Shares repurchased and cancelled (Note 23(c))	(140,000)	(513)
Transfer of equity reserve upon exercise of options	–	741
Balance at December 31, 2014	117,594,640	$430,588

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 were subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on the first anniversary from the date of grant, and 25% vesting each six months thereafter. As of December 31, 2014, incentive stock options represent 5% (2013 – 6%) of issued and outstanding share capital.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2014:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise Prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
5.01 - 10.00	50,000	5.94	4.88	–	–	–
10.01 - 15.00	2,939,842	10.99	3.63	561,236	12.26	1.68
15.01 - 20.00	1,378,400	16.73	1.96	1,374,650	16.73	1.96
20.01 - 22.45	1,716,216	21.59	2.96	1,050,288	21.74	2.95
	6,084,458	15.24	3.07	2,986,174	17.65	2.26

The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2014 was $nil (2013 - $0.6 million).

23.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

The changes in stock options issued during years ended December 31, 2014 and 2013 are as follows:

	Year Ended December 31, 2014		Year Ended December 31, 2013
		Weighted		Weighted
		Average Exercise		Average Exercise
	Number of Options	Price (CAD$/Share)	Number of Options	Price (CAD$/Share)
Balance, beginning of the year	5,208,520	16.85	4,603,520	14.59
Granted	2,549,142	10.57	1,963,075	18.04
Exercised	(372,500)	4.29	(483,000)	3.77
Cancelled or expired	(1,300,704)	15.67	(875,075)	14.82
Balance, end of the year	6,084,458	15.24	5,208,520	16.85

The weighted average closing share price at date of exercise for the year ended December 31, 2014 was CAD$8.85 (2013 - CAD$13.53).

During the year ended December 31, 2014, a total of 2,549,142 (2013 – 1,963,075) stock options were granted for an aggregate fair value of CAD$8.4 million (2013 – CAD$13.0 million). The weighted average fair value of employee stock options granted during the year ended December 31, 2014 was CAD$3.30 (2013 - CAD$6.63), which was estimated using the Black-Scholes Option Pricing Model with the following assumptions (on a weighted average basis):

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Average risk-free interest rate (%)(1)	1.44	1.31
Expected life (years)	3.38	3.38
Expected volatility (%)(2)	41.20	53.50
Expected dividend yield (%)	–	–

(1)	The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the expected life of the stock options.
(2)	The expected volatility assumption is based on the historical and implied volatility of the precious metals mining sector.

(c)	Share repurchase program

In March 2014, the Company received approval from the Toronto Stock Exchange to extend the Company’s share repurchase program to repurchase up to 5,865,931 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the year ended December 31, 2014, the Company repurchased and cancelled 140,000 (2013 – 215,000) shares for a total consideration of $0.9 million (2013 - $2.4 million), of which $0.5 million (2013 - $0.8 million) was recorded as a reduction to share capital and the remaining balance of $0.4 million (2013 - $1.6 million) was recorded against retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

24. EQUITY RESERVES

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Share-based payments reserve (a)
Balance at beginning of year	$47,069	$33,612
Share-based payments recognized in profit and loss and related tax benefit	7,320	14,199
Reclassed to share capital for exercise of stock options	(741)	(742)
Balance at end of year	$53,648	$47,069
Available for sale revaluation reserve (b)
Balance at beginning of year	$(218)	$(2,085)
Loss on available for sale marketable securities	(362)	(2,047)
Reclassification of impairment on available for sale investments (Note 13(b))	580	3,914
Balance at end of year	$–	$(218)
Foreign currency translation reserve (c)
Balance at beginning and end of year	$(308)	$(308)
Total equity reserves per statements of financial position	$53,340	$46,543

(a)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and share purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $nil (2013 - $0.3 million).
(b)	The available for sale revaluation reserve principally records the fair value gains or losses related to available-for-sale financial instruments, net of amount reclassified as impairment.
(c)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. Effective January 1, 2013, all of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

25.	FINANCIAL INSTRUMENTS

(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while maximizing growth of its business and returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2013.

In order to facilitate the management of its capital requirements, the Company prepares semi-annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The semi-annual and updated budgets are approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings), prepayment facility, lease obligations, net of cash and cash equivalents as follows:

	December 31, 2014	December 31, 2013
Equity	$520,533	$570,745
Prepayment facilities	55,976	44,216
Lease obligations	26,883	36,290
Less: cash and cash equivalents	(40,345)	(54,765)
	$563,047	$596,486

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the covenant under the Prepayment Facility agreement (see Note 19).

25.	FINANCIAL INSTRUMENTS (continued)

(b)	Categories of financial instruments

	December 31, 2014		December 31, 2013
	Carrying Value	Fair value	Carrying Value	Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$40,345	$40,345	$54,765	$54,765
Trade and other receivables	13,561	13,561	22,045	22,045
Fair value through profit or loss
Marketable securities	2,460	2,460	3,028	3,028
Derivatives	–	–	800	800
Available for sale
Marketable securities	–	–	349	349
Total financial assets	$56,366	$56,366	$80,987	$80,987
Financial liabilities
Fair value through profit or loss
Prepayment facilities	$55,976	$55,976	$44,216	$44,216
Other financial liabilities
Trade and other payables	40,360	40,360	34,534	34,534
Total financial liabilities	$96,336	$96,336	$78,750	$78,750

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2 and 3 during years ended December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial assets
Cash equivalents	$–	$–	$–	$9,458
Accounts receivable related to concentrate sales(1)	–	4,741	–	7,939
Marketable securities(2)	2,460	–	3,377	–
Derivatives(2)	–	–	800	–
Financial liabilities
Prepayment facilities(3)	$(1,132)	$57,108	$(1,383)	$45,599

(1)	Accounts receivable related to concentrate sales are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable related to concentrate sales are marked-to-market based on a quoted forward price for which there exists an active commodity market.

(2)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.
(3)	The prepayment facilities are valued based on the market value of lead and zinc to be delivered, determined using the observable forward price curve per London Metal Exchange (“LME”) of the respective metals, discounted at market discount rate. Zinc and lead call options acquired in relation to the prepayment facility are valued based on unadjusted quoted prices for identical assets in an active market obtained from security exchanges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

25.	FINANCIAL INSTRUMENTS (continued)

(d)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through four international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at

December 31, 2014, the Company has outstanding trade payables of $25.9 million (2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $14.4 million (2013 - $13.6 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Trade and other payables	$40,360	$40,360	$–	$–	$–
Prepayment facilities	66,619	29,389	37,230	–	–
Finance lease obligations	29,430	12,883	15,268	1,279	–
Decommissioning liabilities	16,816	–	–	–	16,816
Total Obligations	$153,225	$82,632	$52,498	$1,279	$16,816

iii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2014		December 31, 2013
					Effect of		Effect of
	Cash and	Trade and	Trade and	Net assets	+/- 10%	Net assets	+/- 10%
	cash	other	other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$6,898	$643	$(750)	$6,791	$679	$11,225	$1,123
Mexican peso	557	7,520	(20,507)	(12,430)	(1,243)	(6,784)	(678)
	$7,455	$8,163	$(21,257)	$(5,639)	$(564)	$4,441	$444

25.	FINANCIAL INSTRUMENTS (continued)

(d)	Financial risk management (continued)

iv)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 22% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price (see Note 19). The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc.

As at December 31, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

					December 31, 2014
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$969	$48	$938	$109	$2,064
Metals in doré and concentrates inventory	86	13	6	–	105
Prepayment facilities	–	–	(4,204)	(1,670)	(5,874)
	$1,055	$61	$(3,260)	$(1,561)	$(3,705)

v)	Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2014, the Company’s exposure to interest bearing liabilities is limited to its prepayment facilities and finance leases which bear interest at fixed rates.

Based on the Company’s interest rate exposure at December 31, 2014, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

26.	SUBSIDIARIES AND ASSOCIATES

Details of the Company’s significant subsidiaries and associates at December 31, 2014 are as follows:

		Place of
		incorporation	2014	2013
Name of subsidiary	Principal activity	and operation	% Ownership	% Ownership
First Majestic Silver Corp.	Holding company and silver sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Silver mining company	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera Real Bonanza, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera La Rastra, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera Los Amoles, S.A. de C.V.	Silver mining company	Mexico	100%	0%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Servicios para La Industria Minera, S.A. de. C.V.	Service company	Mexico	100%	100%
Servicios Minero-Metalúrgicos Industriales, S.A. de C.V.	Service company	Mexico	100%	100%
Administración y Servicios Integrales ASI, S.A. de C.V.	Service company	Mexico	100%	100%
Mantenimiento Central Para Equipo Minero, S.A. de C.V.	Service company	Mexico	100%	100%
0915623 B.C. Ltd.	Holding company	Canada	100%	100%
FMS Investment Cooperatië UA	Investment company	Netherlands	100%	100%
FMS Investco B.V.	Investment company	Netherlands	100%	100%
FMS Trading AG	Silver trading company	Switzerland	100%	100%
FMS Capital AG	Treasury company	Switzerland	100%	100%
Sundance Minerals Ltd.	Investment in associates	Canada	32%	0%

27.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$753	$892
Other members of key management	2,357	3,396
Share-based payments
Independent members of the Board of Directors	755	442
Other members of key management	3,005	5,471
	$6,870	$10,201

28. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$8,415	$(2,447)
Decrease (increase) in inventories	9,136	(3,143)
Decrease (increase) in prepaid expenses and other	1,384	(535)
Increase in income taxes payable	5,093	8,298
Increase in trade and other payables	8,624	2,180
	$32,652	$4,353
Non-cash investing and financing activities:
Acquisition of mining interests	(2,820)	–
Transfer of share-based payments reserve upon exercise of options	741	742
Capitalization of borrowing costs	–	(3,193)
Assets acquired by finance lease	(2,418)	(6,523)
	$(4,497)	$(8,974)

29.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

30.	FIRST SILVER LITIGATION

In 2006, the Company acquired a controlling interest in First Silver for $50.8 million (“the Agreement”). The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling $38.1 million were paid in accordance with the Agreement. The final 25% instalment of $12.7 million was not paid to Davila Santos pending a legal action by the Company against Davila Santos and his private company involving a mine in Mexico (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and First Silver commenced an action against Davila Santos (“the Action”). The Company and First Silver alleged, among other things, while holding the positions of director, President and Chief Executive Officer of First Silver at the time of the Agreement, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to First Silver.

The trial of the Action commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of $93.8 million in favour of First Majestic against the defendants. In June 2013, as partial payment of the judgment, the Company received a sum of $14.1 million, representing monies previously held in trust by Davila Santos’ lawyer, leaving an unpaid amount of approximately $70.3 million (CAD$81.5 million). The Supreme Court of British Columbia granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

30.	FIRST SILVER LITIGATION (continued)

Since June 2013, Davila Santos has pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income (see Note 8) in the second quarter of 2014.

Davila Santos subsequently filed an application for leave to appeal to the Supreme Court of Canada in June 2014, which was dismissed by the court in December 2014. There can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2014, the Company has not accrued any of the remaining $70.3 million (CAD$81.5 million) unpaid judgment in favour of the Company.

31.	SUBSEQUENT EVENTS

Subsequent to December 31, 2014:

a)	2,267,055 options were granted with a weighted average exercise price of CAD$6.14 and expire in five years from the grant date; and

b)	62,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,594,640 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 32).

32.	APPROVAL OF FINANCIAL STATEMENTS

The audited consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2014 and 2013 were approved and authorized for issue by the Board of Directors on February 19, 2015.

Management’s Discussion and Analysis

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2014 which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of February 19, 2015 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

QUALIFIED PERSONS

Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Regional Exploration Manager are certified Qualified Persons (“QP”) for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	077

	Fourth Quarter	Fourth Quarter		Year to Date	Year to Date
HIGHLIGHTS	2014	2013	Change	2014	2013	Change
Operating
Ore Processed / Tonnes Milled	683,528	701,617	(3%)	2,613,411	2,741,717	(5%)
Silver Ounces Produced	3,074,567	2,746,598	12%	11,748,721	10,641,465	10%
Silver Equivalent Ounces Produced	4,247,527	3,421,161	24%	15,257,958	12,791,527	19%
Cash Costs per Ounce(1)	$8.51	$9.66	(12%)	$9.58	$9.35	2%
All-in Sustaining Cost per Ounce(1)	$14.43	n/a	n/a	$17.71	n/a	n/a
Total Production Cost per Ounce(1)	$10.68	$11.11	(4%)	$11.68	$10.36	13%
Total Production Cost per Tonne(1)	$47.15	$42.69	10%	$51.53	$39.29	31%
Average Realized Silver Price per
Ounce ($/eq. oz.)(1)	$16.30	$20.61	(21%)	$18.69	$23.08	(19%)
Financial
Revenues ($ millions)	$72.5	$59.0	23%	$245.5	$251.3	(2%)
Mine Operating Earnings ($ millions)(2)	$5.8	$14.3	(59%)	$30.2	$92.3	(67%)
Net Loss ($ millions)	$(64.6)	$(81.2)	21%	$(61.4)	$(38.2)	(61%)
Operating Cash Flows before
Movements in Working Capital and
Income Taxes ($ millions)(2)	$21.1	$20.4	3%	$74.4	$137.3	(46%)
Cash and Cash Equivalents ($millions)	$40.3	$54.8	(26%)	$40.3	$54.8	(26%)
Working Capital ($ millions)(1)	$(2.9)	$32.8	(109%)	$(2.9)	$32.8	(109%)
Shareholders
Loss per Share (“EPS”) - Basic	$(0.55)	$(0.69)	21%	$(0.52)	$(0.33)	(60%)
Adjusted EPS(1)	$0.04	$0.05	(33%)	$0.07	$0.56	(88%)
Cash Flow per Share(1)	$0.18	$0.17	3%	$0.63	$1.17	(46%)
Weighted Average Shares
Outstanding for the Periods	117,543,961	117,030,825	0%	117,444,276	116,935,325	0%

(1)	The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 93 to 99.

(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See descriptions in “Additional GAAP Measures” on page 99.

Record Production

The Company achieved another quarter of record production, producing 3,074,567 ounces of silver and 4,247,527 of silver equivalent ounces, compared to 2,746,598 ounces of silver and 3,421,161 of silver equivalent ounces in the fourth quarter of 2013, increases of 12% and 24%, respectively.

Annual production in 2014 reached a record of 15,257,958 of silver equivalent ounces, in line with the Company’s previous guidance of 14.8 million to 15.6 million ounces of silver equivalents. On a year over year basis, annual production increased 19% compared to 12,791,527 silver equivalent ounces produced in 2013. Silver production also increased 10% to 11,748,721 ounces compared to 10,641,465 ounces of silver in 2013.

Higher production for the year was primarily attributed to the ramp up of the Del Toro Silver Mine, which increased silver equivalent production by 90% compared to the prior year. In addition, the San Martin Silver Mine, which completed the expansion of its plant milling capacity in 2014, increased its silver equivalent ounces by 55% compared to the prior year.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
078	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

Revenues

The Company generated revenues of $72.5 million in the fourth quarter of 2014, an increase of $13.5 million or 23% compared to $59.0 million in the fourth quarter of 2013. The increase in revenue was primarily due to the 54% increase in payable equivalent silver ounces sold compared to the same quarter of the prior year, partially offset by a 21% decrease in average silver price.

Revenues for the year ended December 31, 2014 were $245.5 million, a decrease of $5.8 million compared to $251.3 million in 2013, as record production in 2014 resulted in a 21% increase in payable equivalent silver ounces sold. However, the increase in ounces sold was offset by a 19% decrease in average realized silver price per ounce compared to 2013. Higher revenues were also partially offset by higher metal deductions and increased smelting and refining charges related to an increase in concentrate production from the new Del Toro mine and an increase in doré production from more tonnage milled at San Martin due to the completion of the plant expansion during the year.

Mine Operating Earnings

For the quarter ended December 31, 2014, mine operating earnings were $5.8 million compared to $14.3 million in the fourth quarter of 2013. The decrease was attributed to lower margins as a result of a 21% decrease in average realized silver price per ounce, as well as higher depletion, depreciation and amortization expense from expanded production and operations.

For the year ended December 31, 2014, the Company recognized mine operating earnings of $30.2 million, a decrease of 67% compared to $92.3 million in 2013. The decrease in mine operating earnings was primarily attributed to a 19% decline in average realized silver price per ounce during the year, higher production cost during the ramp up of the Del Toro mine, and $17.1 million increase in depletion, depreciation and amortization expense primarily due to 123% increase in production from the new Del Toro mine.

Net (Loss) Earnings

Net loss after taxes for the fourth quarter and year ended December 31, 2014 were $64.6 million and $61.4 million, respectively, compared to net loss after taxes of $81.2 million and $38.2 million, respectively, in the comparative periods of 2013. Net loss in the current period was attributed to non-cash impairment charges totalling $102.0 million (see “Impairment of Non-Current Assets” below).

Earnings per share (“EPS”) for the fourth quarter and year ended December 31, 2014 were a loss of $(0.55) and $(0.52) per share, respectively. Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or unusual items such as impairment of non-current assets, deferred income tax or recovery and share-based payments, for the quarter and year ended December 31, 2014 were $0.04 and $0.07, respectively.

Cash Flows from Operations

In the fourth quarter of 2014, operating cash flows before movements in working capital and income taxes were $21.1 million ($0.18 per share), compared to $20.4 million ($0.17 per share) in the fourth quarter of 2013. The decrease in cash flow per share was primarily attributed to a decrease in mine operating earnings, which were affected by a 21% decline in silver prices compared to the fourth quarter of 2013.

Operating cash flows before movements in working capital and income taxes for the year decreased 46% from $137.3 million ($1.17 per share) in 2013 to $74.4 million ($0.63 per share) in 2014. Cash flows from operations were lower due to much lower margins as a result of a 19% decrease in average realized silver prices.

During 2014, after the completion of three expansion projects at the San Martin, La Guitarra and Del Toro silver mines, the Company’s focus shifted from the expansion of its operations into improving operational efficiency through continuing to optimize the mines to ensure profitability and to generate operating cash flows in the current lower silver price environment.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the fourth quarter ended December 31, 2014 was $8.51 per payable ounce of silver, a decrease of 12% compared to $9.66 in the fourth quarter of 2013. The decrease is primarily attributed to a $0.79 per ounce increase in by-product, as La Parrilla and Del Toro increased by-product credits by 32% and 28%, respectively, compared to the same quarter of the prior year. In addition, production costs were lower due to the conversion to national grid power at Del Toro along with the favourable foreign exchange effect, as the average Mexican Pesos exchange rate against the U.S. Dollars depreciated 6% compared to the same quarter of the prior year.

Cash cost for the year was $9.58 per ounce which was comparable to $9.35 per ounce in the prior year. The increase in production costs of $1.32 per ounce was mostly offset by a $0.98 per ounce increase in by-product credits and a 4% favourable foreign exchange effect. The increase in cash cost per ounce was primarily attributed to higher production costs from the La Encantada mine due to higher mining costs for mining and hauling underground ore versus tailings in the prior year. Also, additional diesel and generator rental costs were incurred in first nine months of the year at Del Toro due to delays in the connection of the new power line, and higher than expected smelting and refining costs at the new Del Toro mine due to penalty costs for impurities as the mill is refining its metallurgical processes during the ramp up of this new mine.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	079

Annual cash cost of $9.58 per ounce was higher than the previous guidance of $8.67 to $9.12 per ounce primarily due to higher energy costs and lower than expected production at Del Toro as a result of the delay in connection of the new power line. With the connection of the power line and improvements made at Del Toro and San Martin to optimize production, the Company expects cash cost for 2015 to be in the range of $8.29 to $9.22 per ounce.

All-In Sustaining Cost per Ounce

Effective January 1, 2014, in conjunction with an initiative undertaken within the gold and silver mining industry, the Company voluntarily adopted the disclosure of all-in sustaining cost (“AISC”) as a performance measure. The Company believes AISC is a more comprehensive measure than Cash Cost per Ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

AISC for the fourth quarter and year ended December 31, 2014 were $14.43 and $17.71 per ounce, respectively. AISC for the year ended 2014 was above the previous guidance of $16.66 to $16.96 per ounce, but improved significantly in the fourth quarter as a result of economies of scale attributed to production improvements from Del Toro, San Martin and La Guitarra mines. In addition, the Company has started to see cost savings materialized from the new power line at Del Toro and ongoing re-negotiation with suppliers and contractors. The Company has provided 2015 guidance for AISC in the range of $13.96 to $15.48 per ounce.

Del Toro Silver Mine Update

Del Toro, the Company’s newest silver mine, achieved record production of 817,754 silver ounces and 1,264,751 silver equivalent ounces, an increase of 65% and 77%, respectively, compared to the previous quarter. The mine had a challenging year as it encountered numerous operational issues during ramp up such as metallurgical issues with its transitional ore, a delay in connecting the new power line, and higher production costs due to lower than expected production. With the decision to process all ore through the flotation plant to improve economics, cost cutting measures and successful completion of the power line at the end of September, Del Toro is back on track and is estimated to produce 2.6 to 2.9 million silver ounces and 3.7 to 4.2 million equivalent silver ounces in 2015 at a cash cost per ounce of $9.39 to $9.96 per ounce.

San Martin Mill Expansion

The Company completed its mill expansion in 2014 and achieved milling throughput of 1,051 tpd during the fourth quarter of 2014. As a result of improvements in throughput, head grade and recoveries, San Martin achieved a record production of 2,118,261 equivalent ounces in 2014, a 55% increase from the 1,370,890 equivalent ounces in the prior year.

Impairment of Non-Current Assets

At December 31, 2014, the Company determined there were several indicators of potential impairment on its non-current assets which included the sharp decline in silver price during the year and the consequential impact on the Company’s reserves and resources. Based on the Company’s assessment at December 31, 2014, the Company concluded that an impairment charge of $102.0 million, or $66.0 million net of tax, was required, as the La Guitarra, Del Toro and San Martin mines had estimated recoverable value below their carrying value.

Year Ended
December 31, 2014
La Guitarra Silver Mine	$58,565
San Martin Silver Mine	21,744
Del Toro Silver Mine	21.,550
Impairment of non-current assets	$101,950
Deferred income tax recovery	(35,938)
Impairment of non-current assets, net of tax	$66,012

Key assumptions used by the Company to determine recoverable values include a long-term silver price of $21.50 per ounce, long-term gold price of $1,300 per ounce, and a discount rate of 8.5%, equivalent to the Company’s weighted average cost of capital adjusted for specific project risks. Internal discounted cash flow economic models are projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. Short-term metal pricing in the first four years of the cash flow projections are based on consensus analyst pricing. For mineral resources that were not valued using internal discounted cash flow economic models, recoverable values were estimated based on in-situ value of their resources and exploration potential. The in-situ values vary on a project by project basis, dependent on market comparables most closely related to their specific facts and circumstances.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
080	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

The internal discounted cash flow economic models and in-situ values used to determine recoverable values are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. For sensitivity purposes, the Company has estimated as at December 31, 2014, a $1 decrease in long-term silver price assumption would result in an additional $13.3 million in impairment charge for the three affected mines, whereas a 1% increase in the discount rate would result in a $12.7 million increase in impairment charge.

Mexican Tax Reform

In late 2013, a new Income Tax Law was enacted in México (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that affected the Company consist of:

•	Imposition of a new 7.5% mining royalty;
•	Imposition of a new environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the Business Flat Tax (“IETU”);
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•	Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years;
•	Reduction of deductibility for various employee fringe benefits; and
•	Imposition of a 10% withholding tax on dividends distributed to resident individuals or foreign residents.

In 2013, the Company recognized a non-cash deferred income tax liability of $35.1 million in respect of the new 7.5% mining royalty. During the year ended December 31, 2014, the Company reduced this deferred income tax liability by $5.4 million principally due to the recording of an impairment of $102.0 million on non-current assets. The remaining deferred income tax liability associated with the mining royalty will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

In addition to the above, the Mexican Tax Reform abolished the tax consolidation regime and consolidated groups will effectively need to be de-consolidated on a go forward basis. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism specified in legislation. The Company has a remaining deconsolidation liability of $37.0 million of which $1.7 million is classified as a current income tax liability due in 2015, and the balance is non-current.

2015 PRODUCTION OUTLOOK AND ALL-IN SUSTAINING COST GUIDANCE

This section of the MD&A provides management’s production and cost forecasts for 2015. These forward-looking estimates are subject to the cautionary note regarding the risks associated with relying on forward-looking statements as stated at the beginning of this MD&A.

In 2015, First Majestic aims to maintain its status as one of silver industry’s purest and highest margin producers. The focus of the Company will be on operational efficiency and cash flow generation to ensure profitability in a low silver price environment. The Company is projecting its 2015 AISC to be within a range of $13.96 to $15.48 per ounce, or $13.50 to $14.96 per ounce after excluding non-cash items such as share-based payments and accretion of reclamation costs. Annual silver production is expected to increase to a new record range of 11.8 million to 13.2 million ounces (or 15.3 million to 17.1 million silver equivalent ounces), due to the following:

•	Del Toro is expected to reach 3.7 to 4.2 million silver equivalent ounces with improvements to optimize throughput and metallurgical recoveries, compared to 3.7 million silver equivalent ounces in 2014;
•	An upgrade and expansion of the crushing and grinding area at La Encantada is expected to increase operations to 3,000 tpd and production to 4.0 to 4.5 million silver equivalent ounces; and
•	At La Guitarra, the underground development of the El Coloso area is expected to result in higher silver grades to be extracted and processed in 2015.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	081

The following is a summary of the Company’s 2015 outlook by producing mines:

Anticipated Operating
Parameters	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Tonnes processed('000s)	839 - 938	645 - 721	556 - 622	347 - 388	160 - 179	2,547 - 2,848

Silver ounces ('000s)	4,028 - 4,502	2,624 - 2,933	2,555 - 2,856	1,774 - 1,982	794 - 887	11,775 - 13,160
Gold ounces	–	595 - 662	–	3,909 - 4,368	5,030 - 5,622	9,534 - 10,652
Pounds of lead ('000s)	–	15,142 - 16,924	21,014 - 23,486	–	–	36,156 - 40,410
Pounds of zinc ('000s)	–	13,515 - 15,105	–	–	–	13,515 - 15,105
Silver equivalent ounces ('000s)	4,028 - 4,502	4,326 - 4,835	3,733 - 4,172	2,049 - 2,291	1,149 - 1,284	15,285 - 17,084

Average silver grade (g/t)	249	156	199	209	182	205
Average recoveries (%)	60%	79%	72%	76%	85%	71%

Cash cost per ounce	$8.73 - $9.11	$5.72 - $6.36	$9.39 - $9.96	$9.43 - $10.15	$8.18 - $9.83	$8.29 - $9.22
Sustaining capital per ounce	$2.25 - $2.51	$5.34 - $5.96	$2.94 - $3.29	$3.25 - $3.63	$5.11 - $5.72	$3.49 - $3.91
Expansionary capital per ounce	$1.90 - $2.13	$2.41 - $2.69	$2.24 - $2.50	$1.70 - $1.90	$5.97 - $6.67	$2.41 - $2.70
Production cost per tonne	$39.07 - $40.89	$40.29 - $42.66	$51.28 - $53.76	$58.74 - $62.36	$53.48 - $61.22	$45.63 - $49.82

Metal average price assumptions for calculating equivalents: Silver $17.00/oz, Gold $1,200/oz, Lead $0.95/lb, Zinc $1.02/lb

An itemized breakdown of the 2015 AISC guidance is as follows:

All-in Sustaining Cost Calculation ($/Ag Oz)	FY 2015
Total Cash Costs per Payable Silver Ounce	8.29 - 9.22
General and Administrative Costs	1.55 - 1.73
Workers’ Participation	0.16 - 0.10
Sustaining Development Costs	1.51 - 1.69
Sustaining Property, Plant and Equipment Costs	1.71 - 1.91
Sustaining Exploration Costs	0.28 - 0.31
Share-based Payments (non-cash)	0.38 - 0.43
Accretion of Reclamation Costs (non-cash)	0.08 - 0.09
All-In Sustaining Costs: (WGC definition)	13.96 - 15.48
All-In Sustaining Costs: (WGC excluding non-cash items)	13.50 - 14.96

In 2015, the Company plans to invest a total of $75.6 million on capital expenditures consisting of $44.7 million sustaining capital and $30.9 million in expansionary capital. The 2015 annual budget includes a total of $29.1 million to be spent towards property, plant and equipment, $37.1 million towards total development, $8.1 million in total exploration and $1.3 million towards corporate projects. Management has the flexibility to make adjustments to the projected 2015 budget should metal prices continue to remain weak in 2015.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
082	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2014				2013
Production
Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
La Encantada	186,411	169,659	183,177	181,924	252,467	248,578	269,517	368,679
La Parrilla	175,830	178,252	171,617	186,216	200,541	189,664	193,470	204,660
Del Toro(1)	175,552	134,474	174,645	144,822	122,838	77,439	74,193	45,391
San Martin	96,651	92,498	96,278	78,524	78,805	78,284	85,483	80,046
La Guitarra	49,084	46,313	45,307	46,177	46,966	47,380	45,735	31,581
Consolidated	683,528	621,196	671,024	637,663	701,617	641,345	668,398	730,357
Silver equivalent ounces produced
La Encantada	792,605	813,701	1,079,122	1,046,224	962,505	931,027	1,132,399	1,136,603
La Parrilla	1,159,177	1,168,240	1,142,432	1,203,337	1,151,728	1,208,635	952,819	906,192
Del Toro(1)	1,264,751	712,860	899,710	801,460	693,561	567,723	499,357	176,495
San Martin	698,605	584,822	510,697	324,137	313,834	377,816	402,798	276,442
La Guitarra	332,389	243,913	223,262	256,514	299,533	285,256	280,744	236,060
Consolidated	4,247,527	3,523,536	3,855,223	3,631,672	3,421,161	3,370,457	3,268,117	2,731,792
Silver ounces produced
La Encantada	788,369	806,055	1,073,636	1,043,573	959,312	900,077	1,104,973	1,116,732
La Parrilla	646,283	705,928	716,045	808,196	813,090	866,710	710,979	725,218
Del Toro(1)	817,754	495,714	730,580	646,669	550,026	416,716	369,772	148,084
San Martin	592,698	509,046	449,045	282,829	280,490	339,099	371,301	259,884
La Guitarra	229,463	163,696	128,912	114,230	143,680	166,635	210,941	187,746
Consolidated	3,074,567	2,680,439	3,098,218	2,895,497	2,746,598	2,689,237	2,767,966	2,437,664
Gold ounces produced
La Encantada	59	43	24	20	53	61	51	72
La Parrilla	244	235	239	264	274	277	211	289
Del Toro(1)	158	101	164	194	117	74	83	26
San Martin	1,451	1,166	939	653	544	625	512	305
La Guitarra	1,414	1,236	1,435	2,244	2,531	1,905	1,138	892
Consolidated	3,326	2,781	2,801	3,375	3,519	2,942	1,995	1,584
Lead pounds produced
La Parrilla	3,855,052	5,526,546	6,003,245	5,874,716	5,481,400	5,715,018	3,978,798	3,328,235
Del Toro(1)	7,909,108	4,177,246	3,127,904	2,719,091	2,874,489	2,828,533	1,967,741	729,879
Consolidated	11,764,160	9,703,792	9,131,149	8,593,807	8,355,889	8,543,551	5,946,539	4,058,114
Zinc pounds produced
La Parrilla	4,580,260	3,222,877	2,496,990	2,319,225	1,601,494	1,736,809	1,758,510	1,627,065
Del Toro(1)	–	–	140,977	370,049	97,251	496,072	1,139,583	52,313
Consolidated	4,580,260	3,222,877	2,637,967	2,689,274	1,698,745	2,232,881	2,898,093	1,679,378
Cash cost per ounce
La Encantada	$11.50	$11.39	$8.67	$8.67	$10.61	$10.70	$8.85	$8.79
La Parrilla	$7.42	$5.87	$5.76	$6.21	$6.45	$6.54	$9.20	$7.36
Del Toro(1)	$7.03	$15.94	$14.70	$16.50	$12.16	$9.29	$8.20	$–
San Martin	$7.32	$9.60	$10.02	$12.94	$13.96	$10.34	$10.91	$13.87
La Guitarra	$9.45	$10.91	$9.48	$2.14	$4.08	$5.63	$13.21	$16.85
Consolidated	$8.51	$10.41	$9.63	$9.88	$9.66	$8.84	$9.43	$9.49
Production cost per tonne
La Encantada	$45.29	$50.82	$46.47	$45.77	$37.49	$37.50	$34.70	$25.65
La Parrilla	$42.68	$44.48	$45.58	$41.38	$35.80	$40.82	$37.79	$31.78
Del Toro(1)	$46.83	$66.95	$62.70	$77.09	$57.56	$55.35	$40.38	$–
San Martin	$59.34	$64.57	$55.38	$56.21	$54.07	$53.13	$52.62	$48.18
La Guitarra	$47.30	$48.01	$47.44	$50.07	$52.87	$50.25	$49.90	$62.01
Consolidated	$47.15	$54.34	$51.81	$53.20	$42.69	$43.49	$39.57	$31.79

(1)	The Del Toro Silver Mine achieved commercial production on the flotation circuit on April 1, 2013 and on the cyanidation circuit on January 1, 2014.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	083

Consolidated Production Results for the Quarter and Year Ended December 31, 2014 and 2013

Fourth Quarter		Consolidated	Year to Date
2014	2013	Operating Results	2014	2013
683,528	701,617	Ore processed/tonnes milled	2,613,411	2,741,717
201	191	Average silver grade (g/t)	206	193
70%	64%	Recovery (%)	68%	62%
–	109,629	Pre-commercial silver ounces produced	–	257,713
3,074,567	2,636,969	Commercial silver ounces produced	11,748,721	10,383,752
3,074,567	2,746,598	Total silver ounces produced	11,748,721	10,641,465
3,326	3,519	Gold ounces produced	12,283	10,040
11,764,160	8,355,889	Pounds of lead produced	39,192,908	26,904,093
4,580,260	1,698,745	Pounds of zinc produced	13,130,378	8,509,097
–	–	Tonnes of iron ore produced	1,332	14,633
4,247,527	3,421,161	Total production - ounces silver equivalent	15,257,958	12,791,527
$8.51	$9.66	Cash cost per ounce	$9.58	$9.35
$14.43	n/a	All-in sustaining cost per ounce	$17.71	n/a
$10.68	$11.11	Total production cost per ounce	$11.68	$10.36
$47.15	$42.69	Total production cost per tonne	$51.53	$39.29
11,772	13,280	Underground development (m)	49,030	53,257
5,990	8,324	Diamond drilling (m)	44,023	58,578

Production

Total production for the fourth quarter of 2014 increased by 24% to 4,247,527 ounces of silver equivalent compared to 3,421,161 ounces of silver equivalent produced in the fourth quarter of 2013. Production in the fourth quarter of 2014 consisted of 3,074,567 ounces of silver, 3,326 ounces of gold, 11,764,160 pounds of lead and 4,580,260 pounds of zinc compared to 2,746,598 ounces of silver, 3,519 ounces of gold, 8,355,889 pounds of lead and 1,698,745 pounds of zinc. The increase in production was primarily attributed to the ramp up of the Del Toro mine and the mill expansion at San Martin; offset by a decrease in production at La Encantada due to less tonnage milled relating to the processing of only fresh mined ore.

Compared to the third quarter of 2014, production increased by 21% from 3,523,536 ounces of silver equivalents, which consisted of 2,680,439 ounces of silver, 2,781 ounces of gold, 9,703,792 pounds of lead, 3,222,877 pounds of zinc and 4,854 tonnes of iron ore.

Increase in production was primarily related to 10% increase in tonnes milled as well as 2% increase in head grades and 2% improvement in recoveries. At Del Toro, mill throughput increased by 31% while grade and recovery improved by 14% and 11%, respectively. At San Martin, tonnage milled increased by 4%, average silver grades by 5% and recovery by 6% resulted in an increase of 19% silver equivalent ounces during the quarter. At La Guitarra, the extraction of 26% higher average silver grade ore from the El Coloso area, as well as a 6% increase in ore processed and 4% improvement in recoveries produced a 36% increase in silver equivalents during the fourth quarter.

Total ore processed during the fourth quarter of 2014 amounted to 683,528 tonnes milled, representing an increase of 62,332 tonnes or 10% compared to the previous quarter primarily attributed to higher throughput rates at Del Toro.

Mill availability at Del Toro improved by 31% as energy provided by the 115 kilovolt power line provided more consistent operations without power interruptions in the quarter.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
084	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

Cash Cost per Ounce

Cash cost per ounce, a non-GAAP measure, for the fourth quarter of 2014 was $8.51 per ounce of payable silver compared to $10.41 in the third quarter of 2014 and $9.66 in the fourth quarter of 2013.

Cash cost per ounce for the fourth quarter consisted of production costs of $10.68 per ounce, transportation, smelting and refining costs of $3.32 per ounce, environmental duty and royalty cost of $0.12 per ounce, offset with by-product credits of $5.61 per ounce.

Compared to the third quarter of 2014, cash cost per ounce in the fourth quarter decreased by 18% or $1.90 per ounce. The decrease in cash cost per ounce was primarily attributed to economies of scale from higher production at the Del Toro, San Martin and La Guitarra mines. At Del Toro, cash costs decreased by $8.91 per ounce or 56% compared to the previous quarter due to higher tonnage milled and improvements in average silver grades and recoveries. In addition, Del Toro operated its first full quarter with the newly constructed 115 kilovolt power line supplying 100% of the required power to the mine, mill and buildings. At San Martin, cash costs decreased by $2.28 per ounce or 24% compared to the third quarter of 2014 and it was attributed to 16% more silver ounces produced due to increases in tonnage, average silver grades and recoveries. At La Guitarra, cash cost decreased by 13% as production of silver ounces increased by 40% due to higher average silver grades and recoveries and an increase in tonnes milled.

Compared to the fourth quarter of 2013, the decrease in cash cost per ounce was $1.15 per ounce or 12% and was primarily attributed to decreases in cash costs per ounce at the San Martin and Del Toro mines, 48% and 42%, respectively. This was offset by increases at La Guitarra, La Parrilla and Encantada of 132%, 15% and 8%, respectively. The increase at La Guitarra is attributed to lower by-product credits as gold production decreased 44% from the comparable period.

All-In Sustaining Cost per Ounce

Commencing in 2014, the Company is providing information relating to all-in sustaining costs. The definitions of these non-GAAP measures are detailed further in the All-In Sustaining Cost section on pages 96 to 97.

For the fourth quarter, the Company had a consolidated AISC of $14.43 per ounce, a decrease of 27% compared to $19.89 in the third quarter. AISC improvement during the fourth quarter was primarily attributed to economies of scale from higher production at the Del Toro, San Martin and La Guitarra mines. In addition, the Company continues to reduce its workforce and has started to see cost savings materialized from the new power line at Del Toro and ongoing re-negotiations with suppliers and contractors.

Head Grades and Recoveries

The overall average head grade for the fourth quarter of 2014 was 201 grams per tonne (“g/t”), a 5% increase compared to 191 g/t in the fourth quarter of 2013 and an increase of 2% compared to 196 g/t in the third quarter of 2014. Compared to the previous quarter, average silver head grades have increased at Del Toro, San Martin and La Guitarra; offset by decreases at La Encantada and La Parrilla. La Guitarra experienced the highest increase in head grades during this period as the Company completed the transition from working in the old La Guitarra zone to the newly developed El Coloso zone.

Combined recoveries of silver for all mines in the fourth quarter were 70%, an increase of 6 points compared to 64% in the fourth quarter of 2013 and 68% in the third quarter of 2014.

Development and Exploration

In mine development, a total of 11,772 metres of underground development was completed in the fourth quarter of 2014, compared to 13,280 metres developed in the fourth quarter of 2013 and 12,546 metres completed in the previous quarter.

In exploration, there are currently six active drill rigs at the Company’s five operating mines, two at La Guitarra and one at each of the other mines which is a reduction from the prior quarter as the budget for the exploration program was winding down at year end. In the fourth quarter of 2014, a total of 5,990 metres were drilled over 48 holes consisting of underground definition and in-fill drilling, representing a 67% decrease from the 18,335 metres drilled in the third quarter of 2014 and a 28% decrease from the 8,324 metres drilled in the fourth quarter of 2013.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	085

LA ENCANTADA SILVER MINE, COAHUILA, MÉXICO

Production Results for the Quarter and Year Ended December 31, 2014 and 2013

Fourth Quarter		La Encantada	Year to Date
2014	2013	Operating Results	2014	2013
186,411	252,467	Ore processed/tonnes milled	721,171	1,139,241
248	228	Average silver grade (g/t)	282	227
53%	52%	Recovery (%)	57%	49%
788,369	959,312	Total silver ounces produced	3,711,633	4,081,094
59	53	Gold ounces produced	146	237
–	–	Tonnes of iron ore produced	1,332	14,633
792,605	962,505	Total production - ounces silver equivalent	3,731,652	4,162,534
$11.50	$10.61	Cash cost per ounce	$9.86	$9.66
$17.76	n/a	All-in sustaining cost per ounce	$15.50	n/a
$10.71	$9.90	Total production cost per ounce	$9.17	$9.25
$45.29	$37.49	Total production cost per tonne	$46.99	$33.01
4,344	3,210	Underground development (m)	13,818	14,132
3,367	6,611	Diamond drilling (m)	19,337	15,835

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon, accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 792,605 equivalent ounces of silver were produced by the La Encantada processing plant during the fourth quarter of 2014. Production in the fourth quarter of 2014 decreased by 3% compared to the 813,701 equivalent ounces of silver produced in the third quarter of 2014 and decreased by 18% compared to the 962,505 equivalent ounces of silver produced in the fourth quarter of 2013. The reduction in silver ounces produced were a result of factors which reduced the tonnage of ore fed into the La Encantada processing plant, as described in the following paragraph.

Tonnage milled in the fourth quarter was 186,411 tonnes, an increase of 10% compared to 169,659 tonnes processed in the third quarter of 2014, and decreased by 26% compared to the 252,467 tonnes processed in the fourth quarter of 2013. The reduction in processed ore and grades were a direct result of a change in the production stope sequencing in order to have consistent grades and tonnage in the coming quarters as well as a shaft rehabilitation project that occurred during the quarter. Rehabilitation of the shaft will allow a more reliable extraction of ore from higher grade zones recently identified in the area of the “660” deposit. Due to the low silver price environment, at the beginning of the year the Company suspended the feed of old tailings and began processing only fresh mined ore. As a result, total mill tonnage has decreased compared to the same quarter in the prior year, however, the average head grade has increased from 228 g/t in the fourth quarter of 2013 to 248 g/t in the current quarter and a year to date average of 282 g/t compared to 227 g/t in the prior year. Recoveries were slightly lower at 53% in the fourth quarter due to a higher content of manganese, compared to 57% in the third quarter of 2014. Grades increases are due to the higher silver grade from fresh ore rather than blended ore with tailings.

With the increase of fresh ore from the mine and the elimination of old tailings, the overall cost per tonne of production has increased due to higher cost of mining from underground versus the lower costs of hauling tailings to the mill, as well as the additional cost of crushing, grinding and processing the fresh ore. Furthermore, certain overhead costs are fixed and the reduction of tonnes milled has resulted in a higher average cost per tonne. As a result of the above, total production cost per tonne for La Encantada was $45.29 during the fourth quarter which was $5.53 per tonne or 11% lower than the $50.82 per tonne achieved in the previous quarter, but $7.80 per tonne or 21% higher than the fourth quarter of 2013. Cash cost per ounce was $11.50, comparable to the $11.39 per ounce in the previous quarter and 8% higher than $10.61 per ounce in the fourth quarter of 2013.

The Company’s plan to increase production levels to 3,000 tpd was delayed from a late 2014 completion and is now expected to be completed by the end of June 2015 allowing for the ramp up to 3,000 tpd in July. As part of this process, a new 12’ x 24’ ball mill, crusher, two vibrating screens and a series of conveyor belts will be installed over the coming months.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
086	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

A total of 4,344 metres were developed underground in the fourth quarter of 2014 compared to 3,537 metres in the third quarter of 2014 and 3,210 metres in the fourth quarter of 2013. The Company continues to explore the ore shoots from the Azul y Oro vein and the “990” and “990-2” chimneys along with the Buenos Aires extension, the Regalo vein and breccia and the San Francisco vein.

During the fourth quarter, the Company operated four drill rigs at La Encantada and completed a total of 3,367 metres of exploration and diamond drilling compared to 4,496 metres in the third quarter of 2014, representing a decrease of 25% and a decrease of 49% from the 6,611 metres in the fourth quarter of 2013. The decrease in drilling is related to the winding down of the 2014 budgeted exploration program. As a result of the exploration program, the Ojuelas area has been identified as a high priority for Resource development in La Encantada and more drilling has been planned in this area, for this reason the release of an updated NI 43-101 Technical Report is expected in late 2015.

LA PARRILLA SILVER MINE, DURANGO, MÉXICO

Production Results for the Quarter and Year Ended December 31, 2014 and 2013

Fourth Quarter		La Parrilla	Year to Date
2014	2013	Operating Results	2014	2013
175,830	200,541	Ore processed/tonnes milled	711,915	788,335
142	166	Average silver grade (g/t)	158	162
80%	76%	Recovery (%)	79%	76%
646,283	813,090	Total silver ounces produced	2,876,452	3,115,997
244	274	Gold ounces produced	982	1,051
3,855,052	5,481,400	Pounds of lead produced	21,259,559	18,503,451
4,580,260	1,601,494	Pounds of zinc produced	12,619,352	6,723,878
1,159,177	1,151,728	Total production - ounces silver equivalent	4,673,186	4,219,374
$7.42	$6.45	Cash cost per ounce	$6.30	$7.31
$11.09	n/a	All-in sustaining cost per ounce	$11.54	n/a
$11.96	$9.11	Total production cost per ounce	$11.11	$9.51
$42.68	$35.80	Total production cost per tonne	$43.51	$36.45
2,378	2,989	Underground development (m)	8,981	12,004
685	249	Diamond drilling (m)	5,789	10,974

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure.

Total production at the La Parrilla mine was 1,159,177 equivalent ounces of silver in the fourth quarter of 2014, comparable with the 1,168,240 equivalent ounces of silver in the third quarter of 2014. The composition of the silver equivalent production in the fourth quarter of 2014 consisted of 646,283 ounces of silver, 244 ounces of gold, 3,855,052 pounds of lead and 4,580,260 pounds of zinc. This compares with a composition of 705,928 ounces of silver, 235 ounces of gold, 5,526,546 pounds of lead and 3,222,877 pounds of zinc produced in the third quarter of 2014, and 813,090 ounces of silver, 274 ounces of gold, 5,481,400 pounds of lead and 1,601,494 pounds of zinc in the fourth quarter of 2013.

In the fourth quarter of 2014, ore processed at La Parrilla decreased 1% to 175,830 tonnes compared to the 178,252 tonnes processed in the third quarter of 2014. During the quarter, the flotation circuit processed 94,513 tonnes having an average silver grade of 163 g/t and recovery of 91% while the cyanidation circuit processed 81,317 tonnes having an average silver grade of 118 g/t and a 64% recovery.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	087

During the fourth quarter, total production cost was $42.68 per tonne, 4% lower than the $44.48 per tonne in the previous quarter. The production cost decrease was primarily attributed to cost savings from renegotiation with certain contractors. Cash cost was $7.42 per ounce in the fourth quarter, an increase of 26% compared to $5.87 per ounce in the previous quarter due to 8% decrease in silver production and lower by-product credits due to lower lead content in the Vacas zone, which has lower lead grade and higher zinc ore grade.

Compared to the fourth quarter of 2013, total production cost per tonne increased 19% from $35.80 per tonne primarily attributed to a 12% decrease in tonnes milled. Cash cost per ounce increased 15% compared to $6.45 per ounce in the fourth quarter of 2013 as a result of a 21% decrease in silver production, partially offset by increase in by-product credits from higher zinc production.

The development and construction of the underground rail haulage level (Level 11) is now 2,014 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016. This new haulage and underground electric rail system will consist of a 5,000 metre tunnel and a shaft of 260 vertical metres and will eventually replace the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 2,378 metres of underground development were completed in the fourth quarter of 2014, compared to 2,315 metres in the third quarter of 2014 and 2,989 metres in the fourth quarter of 2013. A total of 685 metres of diamond drilling were completed in the fourth quarter of 2014 compared to 2,409 metres of diamond drilling in the third quarter of 2014 and 249 metres in the fourth quarter of 2013. At quarter end, one underground drill rig was active and a total of 11 holes were drilled during the quarter. The focus of the 2014 annual exploration program was on the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas.

DEL TORO SILVER MINE, ZACATECAS, MÉXICO

Production Results for the Quarter and Year Ended December 31, 2014 and 2013

Fourth Quarter		Del Toro	Year to Date
2014	2013	Operating Results	2014	2013
175,552	122,838	Ore processed/tonnes milled	629,493	319,861
194	209	Average silver grade (g/t)	193	213
75%	67%	Recovery (%)	69%	68%
–	109,629	Pre-commercial silver ounces produced	–	257,713
817,754	440,397	Commercial silver ounces produced	2,690,717	1,226,885
817,754	550,026	Total silver ounces produced	2,690,717	1,484,598
158	117	Gold ounces produced	617	300
7,909,108	2,874,489	Pounds of lead produced	17,933,349	8,400,642
–	97,251	Pounds of zinc produced	511,026	1,785,219
1,264,751	693,561	Total production - ounces silver equivalent	3,678,781	1,937,136
$7.03	$12.16	Cash cost per ounce	$13.04	$9.99
$10.16	n/a	All-in sustaining cost per ounce	$18.79	n/a
$10.48	$12.05	Total production cost per ounce	$15.15	$10.53
$46.83	$57.56	Total production cost per tonne	$62.52	$51.54
2,095	2,612	Underground development (m)	9,868	11,595
559	799	Diamond drilling (m)	7,145	11,429

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 557 contiguous hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine. Del Toro includes 4,000 tpd dual-circuit processing plant consisting of a 2,000 tpd flotation circuit, which was deemed commercial on April 1, 2013, and a 2,000 tpd cyanidation circuit, which was deemed commercial on January 1, 2014.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
088	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

The Del Toro mine operated at an average of 1,908 tpd during the fourth quarter of 2014 and the plant processed 175,552 tonnes of ore with an average silver grade of 194 g/t. In the fourth quarter, the average metallurgical recoveries for silver were 75%, increasing from an average of 68% in the previous quarter. Total production of 817,754 silver ounces represents an increase of 65% compared to the previous quarter. The Lupita vein is currently providing most of the higher grade ore being fed to the mill and this material has resulted in improvements in metallurgical recoveries compared to the third quarter.

Del Toro has shown significant improvements compared to the previous quarter. During the fourth quarter, the mine realized consistent and efficient energy fully sourced from the newly constructed 115 kilovolt power line for the power requirements of the mine, mill and auxiliary buildings. This has resulted in lower costs, higher production and improved economics with the decommissioning of portable diesel power generation units. In addition, the use of new reagents and implementation of the new regrinding circuit improved recoveries.

Lead production reached a new quarterly record of 7,909,108 pounds. Lead grades and recoveries averaged 3.4% and 61%, respectively, in the fourth quarter which is an increase of 13% and 29% compared to the previous quarter due to higher quality sulphide ore production from Perseverancia.

Cash cost per ounce for the fourth quarter was $7.03, a decrease of 56% compared to $15.94 in the previous quarter. Production cost per tonne in the fourth quarter was $46.83 compared to $66.95 per tonne in the third quarter of 2014. The decrease of 30% was primarily attributed to further economies of scale gained with a 31% increase in tonnage milled. In addition, the consistent operations from the power line had a significant impact on cost savings.

All four tailings filters are operational and available for use and will recycle approximately 80% of the water used throughout the milling process. In August, the Company completed building a containment dam to mitigate any potential risk of material spillage.

At quarter end, one underground drill rig was active at Del Toro and a total of 5 holes were diamond drilled for a total of 559 metres compared to 5,181 metres in the third quarter of 2014 and 799 metres in the fourth quarter of 2013. A substantial portion of the drilling at Del Toro focused on delineation and infill drilling to explore extensions of known underground structures.

Total underground development at Del Toro in the fourth quarter of 2014 was 2,095 metres compared to the 2,479 metres in the third quarter of 2014 and 2,612 metres in the fourth quarter of the prior year.

SAN MARTIN SILVER MINE, JALISCO, MÉXICO

Production Results for the Quarter and Year Ended December 31, 2014 and 2013

Fourth Quarter		San Martin	Year to Date
2014	2013	Operating Results	2014	2013
96,651	78,805	Ore processed/tonnes milled	363,951	322,618
249	156	Average silver grade (g/t)	213	153
77%	71%	Recovery (%)	73%	79%
592,698	280,490	Total silver ounces produced	1,833,618	1,250,774
1,451	544	Gold ounces produced	4,209	1,986
698,605	313,834	Total production - ounces silver equivalent	2,118,261	1,370,890
$7.32	$13.96	Cash cost per ounce	$9.47	$12.05
$9.54	n/a	All-in sustaining cost per ounce	$14.01	n/a
$9.71	$15.25	Total production cost per ounce	$11.74	$13.47
$59.34	$54.07	Total production cost per tonne	$58.95	$52.00
1,414	2,858	Underground development (m)	9,565	10,118
943	387	Diamond drilling (m)	5,564	8,667

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	089

During the quarter, San Martin set a new quarterly production record of 592,698 silver ounces and 1,451 ounces of gold representing an increase of 16% and 24%, respectively, compared to the previous quarter. The increase was primarily due to a 5% increase in silver grades and a 6% increase in silver recoveries. Total production in the fourth quarter of 2014 was 698,605 ounces of silver equivalent, an increase of 19% compared to the 584,822 ounces of silver equivalent produced in the third quarter of 2014, and 123% higher than the 313,834 equivalent ounces of silver produced in the fourth quarter of 2013. This compares with 509,046 ounces of silver and 1,166 ounces of gold produced in the third quarter of 2014 and 280,490 ounces of silver and 544 ounces of gold in the fourth quarter of 2013.

In the fourth quarter of 2014, the San Martin mine averaged 1,051 tpd and processed a total of 96,651 tonnes, comparable to the 92,498 tonnes milled in the third quarter of 2014 and a 23% increase compared to the 78,805 tonnes milled in the fourth quarter of 2013. The average head grade was 249 g/t in the fourth quarter of 2014, compared to the 237 g/t in the third quarter of 2014 and 156 g/t in the fourth quarter of 2013. The increase in the ore grade compared to the prior quarters is due to higher grades from the development of new veins from the new Rosario mine.

Silver recovery in the fourth quarter of 2014 was 77%, compared to 72% in the third quarter of 2014 and 71% in the fourth quarter of 2013. The increase in recovery was attributed to improvements made in leaching and thickeners tanks, and precipitation processes.

During the fourth quarter, total production cost was $59.34 per tonne, a decrease of 8% compared to $64.57 per tonne in the previous quarter due to a 4% increase in tonnes milled. Cash cost was $7.32 per ounce in the fourth quarter, a 24% decrease compared to $9.60 per ounce in the previous quarter due to a 16% increase in silver production and a 24% increase in by-product credits from gold production.

Compared to the fourth quarter of 2013, total production cost per tonne was 10% higher while cash cost per ounce decreased 48% from $13.96 per ounce to $7.32 per ounce. The increase in production cost per tonne was primarily due to increased milling costs from the 1,300 tpd mill expansion. The significant reduction in cash cost per ounce was a result of a 60% increase in silver head grade and 167% increase in gold by-products.

A total of 1,414 metres of underground development was completed in the fourth quarter of 2014 compared to 2,333 metres of development in the third quarter of 2014 and 2,858 metres in the fourth quarter of 2013.

During the fourth quarter, a total of 943 metres of diamond drilling were completed compared with 2,968 metres drilled in the third quarter of 2014 and 387 metres drilled in the fourth quarter of 2013. At the end of the quarter, one underground drill rig was active and drilled 6 holes during the fourth quarter within the Rosario mine, focusing on extension of the veins to assist with mining activities.

LA GUITARRA SILVER MINE, MÉXICO STATE, MÉXICO

Production Results for the Quarter and Year Ended December 31, 2014 and 2013

Fourth Quarter		La Guitarra	Year to Date
2014	2013	Operating Results	2014	2013
49,084	46,966	Ore processed/tonnes milled	186,881	171,662
168	118	Average silver grade (g/t)	127	152
87%	81%	Recovery (%)	84%	84%
229,463	143,680	Total silver ounces produced	636,301	709,002
1,414	2,531	Gold ounces produced	6,329	6,466
332,389	299,533	Total production - ounces silver equivalent	1,056,078	1,101,593
$9.45	$4.08	Cash cost per ounce	$8.53	$10.60
$17.21	n/a	All-in sustaining cost per ounce(1)	$21.16	n/a
$10.37	$21.08	Total production cost per ounce	$14.53	$15.61
$47.30	$52.87	Total production cost per tonne	$48.21	$53.04
1,541	1,611	Underground development (m)	6,798	5,408
436	278	Diamond drilling (m)	6,188	11,673

The La Guitarra Silver Mine, acquired from Silvermex Resources Inc. in 2012, is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine consists of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
090	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

During the fourth quarter of 2014, total production at La Guitarra was 332,389 equivalent ounces of silver, an increase of 36% compared to the 243,913 ounces produced in the third quarter of 2014 and an increase of 11% compared to the 299,533 ounces in the fourth quarter of 2013. The composition of the silver equivalent production in the quarter consisted of 229,463 ounces of silver and 1,414 ounces of gold, compared to 163,696 ounces of silver and 1,236 ounces of gold in the previous quarter and 143,680 ounces of silver and 2,531 ounces of gold in the fourth quarter of 2013. This represents a 40% increase in silver production compared to the previous quarter primarily due to a 27% increase in average silver grade as the Company completed the transition from working in the old La Guitarra zone to the newly developed El Coloso zone. Approximately 80% of 2015 production is planned to come from the El Coloso zone.

A total of 49,084 tonnes of ore were processed during t he fourth quarter consisting of an average silver head grade of 168 g/t with recoveries of 87% compared to 46,313 tonnes of ore with silver head grades of 132 g/t and recoveries of 83% in the third quarter of 2014 and 46,966 tonnes of ore processed in the fourth quarter of 2013 with an average silver head grade of 118 g/t and recoveries of 81%. Mine production within the El Coloso area delivered 24,578 tonnes or 267 tpd during the quarter or 50% of total production.

Average production cost for the fourth quarter was $47.30 per tonne, comparable to $48.01 per tonne in the third quarter of 2014 and 11% lower than the $52.87 per tonne in the same quarter of the prior year.

Cash cost in the fourth quarter was $9.45 per ounce, a decrease of 13% or $1.46 per ounce compared to $10.91 per ounce in the third quarter of 2014 and an increase of 132% from the $4.08 per ounce in the fourth quarter of 2013. The increase from the prior quarters was primarily attributed to a decrease in gold by-product credits relative to the production of silver ounces. The decrease in gold production was due to lower gold grade in the current production area of the El Coloso zone, but with higher silver grades.

A total of 1,541 metres of underground development was completed during the fourth quarter compared to 1,882 metres in the previous quarter and 1,611 metres in the fourth quarter of 2013. At quarter end, two underground drill rigs were active in the fourth quarter at the La Guitarra property. A total of 436 metres of diamond drilling were completed during the fourth quarter compared to 3,281 metres during the third quarter of 2014 and 278 metres in the fourth quarter of 2013. The focus was to assist underground mining activities and further define Reserves and Resources to support a NI 43-101 Technical Report which is expected to be released in the first quarter of 2015.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports were not approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in México. Management is having its own internal Qualified Persons review all the technical data, the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review will result in a revised mine plan which will necessitate the filing of a new Technical Report, which is expected to be released in the first quarter of 2015. Until the completion of an updated NI 43-101 Technical Report, the Company recommends caution when relying on any of the previously filed technical reports relating to the La Guitarra Silver Mine prepared by Silvermex.

DEVELOPMENT AND EXPLORATION PROJECTS

Plomosas Silver Project

The Plomosas Silver Project, which was acquired with the Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares which include the adjacent Rosario and San Juan historic mines located in Sinaloa, México.

The two key areas of interest within the property boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility, a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, a 60 kilometre 33 kV power line, a 120 man camp, an infirmary, offices, shops and warehouses, and an assay lab. As well, extensive underground development at the Rosario and San Juan mines allows for easy access to mineralized zones. These existing developments are expected to allow First Majestic to accelerate development at a significant cost savings when it determines to proceed with this project.

The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and economic evaluation.

No current timeline exists to begin investing at Plomosas. However this project remains a high priority for the Company.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	091

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Company has submitted three different legal orders to obtain the approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding matters.

There has been opposition to mining in the La Luz area from certain groups of indigenous people and non-government organizations. An injunction was placed by the Company to defend against the attempt by the indigenous peoples to promote a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These legal matters are being addressed in the Mexican courts by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

During the first quarter of 2014, the Company decided to suspend the project of restoring the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and mining museum. To date, an amount of $3.8 million has been invested in the project. The new cultural facility and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local communities but which have now been suspended.

Jalisco Group of Properties, Jalisco, México

The Company acquired a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

In April 2014, the Company amended the option agreement, which requires the Optionee to spend $3.0 million over the first five years to earn a 50% interest and an additional $2.0 million over seven years to earn a 70% interest, with an option to earn a 90% interest by completing a bankable feasibility study within nine years. In exchange, First Majestic received an additional 3 million shares of common stock of the Optionee.

Divestiture of Minera Terra Plata

On July 1, 2014, First Majestic received $3.4 million in shares, equivalent to a 34.2% interest in Sundance Minerals Ltd. (“Sundance”), a privately held exploration company, in exchange for the Company’s 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”). Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. As part of the plan of arrangement, Sundance will then vend 100% of its shares to Albion Petroleum Ltd., a TSX Venture Exchange listed capital pool company, creating a new publicly listed exploration company to be named First Mining Finance Corp. (“Proposed Transaction”). This transaction is expected to be completed by mid-2015, pending regulatory approval.

As at July 1, 2014, Terra Plata had a net book value of $3.6 million, comprised of $3.7 million in mining interest, $0.1 million in other receivables, net of $0.2 million in deferred income tax liabilities, resulting in a loss of $0.2 million on the disposal of the subsidiary.

Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance, which diluted First Majestic’s interest in Sundance to 31.7%. Following the completion of the Proposed Transaction and subject to regulatory approval, First Majestic expects to distribute its interest in First Mining Finance Corp. to its shareholders by way of dividend in-kind.

As at December 31, 2014, the Company’s investment in Sundance, accounted for as an investment in associate, has a carrying value of $3.4 million and no income or loss has been recognized on the investment during the period.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
092	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

NON-GAAP MEASURES

CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

		Three Months Ended December 31, 2014						Three Months Ended December 31, 2013
(expressed in thousands of U.S. dollars,	La	La			La		La	La			La
except ounce and per ounce amounts)	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total
Cost of sales (as reported)						$44,873						$31,437
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(11,741)						(25)
Cost of sales (mine)	$7,326	$8,218	$9,371	$5,659	$2,558	$33,132	$10,134	$8,303	$5,978	$4,282	$2,715	$31,412
Add: Third party smelting and refining	340	3,183	3,232	188	1,181	8,124	469	3,748	2,545	94	417	7,273
Add (Deduct): Workers participation	319	–	–	(282)	–	37	(78)	(351)	(30)	(270)	(29)	(758)
Deduct: Other non-cash costs	(104)	(188)	(6)	(83)	(12)	(393)	(99)	(77)	(89)	(62)	(54)	(381)
Inventory changes	1,160	276	(406)	595	13	1,638	(266)	(39)	(450)	403	(65)	(417)
Total cash cost before by-product credits (A)	$9,041	$11,489	$12,191	$6,077	$3,740	$42,538	$10,160	$11,584	$7,954	$4,447	$2,984	$37,129
Deduct: By-product credits	(11)	(6,829)	(6,675)	(1,758)	(1,626)	(16,899)	(19)	(6,499)	(2,812)	(547)	(2,502)	(12,379)
Total cash cost (B)	$9,030	$4,660	$5,516	$4,319	$2,114	$25,639	$10,141	$5,085	$5,142	$3,900	$482	$24,750

Tonnes processed	186,411	175,830	175,552	96,651	49,084	683,528	252,467	200,541	88,468	78,805	46,966	667,247
Total ounces of silver produced	788,369	646,283	817,754	592,698	229,463	3,074,567	959,312	813,090	440,397	280,490	143,680	2,636,969
Deduct: Metal deduction ounces	(3,153)	(18,742)	(32,710)	(2,371)	(5,737)	(62,713)	(3,838)	(25,231)	(17,616)	(1,122)	(25,852)	(73,659)
Payable ounces of silver produced (C)	785,216	627,541	785,044	590,327	223,726	3,011,854	955,474	787,859	422,781	279,368	117,828	2,563,310

Mining cost per ounce	$3.38	$4.40	$3.84	$3.13	$3.93	$3.70	$2.95	$3.11	$4.78	$5.98	$8.97	$3.91
Milling cost per ounce	5.43	5.13	4.69	4.59	3.13	4.84	5.49	4.33	5.28	6.54	6.31	5.25
Indirect cost per ounce	1.90	2.43	1.95	1.99	3.31	2.14	1.46	1.67	1.99	2.73	5.80	1.95
Total production cost per ounce	$10.71	$11.96	$10.48	$9.71	$10.37	$10.68	$9.90	$9.11	$12.05	$15.25	$21.08	$11.11
Transport and other selling costs per ounce	0.26	1.10	0.84	0.15	0.94	0.61	0.24	0.69	0.75	0.32	0.71	0.49
Smelting and refining costs per ounce	0.42	5.09	4.13	0.31	5.31	2.71	0.49	4.76	6.01	0.34	3.53	2.84
Environmental duty and royalties per ounce	0.11	0.16	0.09	0.12	0.10	0.12	–	0.14	–	–	–	0.04
Cash cost per ounce before by-product credits (A/C)	$11.50	$18.31	$15.54	$10.29	$16.72	$14.12	$10.63	$14.70	$18.81	$15.91	$25.32	$14.48
Deduct: By-product credits	–	(10.89)	(8.51)	(2.97)	(7.27)	(5.61)	(0.02)	(8.25)	(6.65)	(1.95)	(21.24)	(4.82)
Cash cost per ounce (B/C)	$11.50	$7.42	$7.03	$7.32	$9.45	$8.51	$10.61	$6.45	$12.16	$13.96	$4.08	$9.66

Mining cost per tonne	$14.22	$15.69	$17.15	$19.13	$17.92	$16.30	$11.17	$12.22	$22.82	$21.21	$22.50	$15.01
Milling cost per tonne	23.06	18.32	20.99	28.05	14.28	21.42	20.79	17.04	25.22	23.19	15.83	20.19
Indirect cost per tonne	8.01	8.67	8.70	12.16	15.09	9.44	5.53	6.54	9.52	9.67	14.54	7.49
Total production cost per tonne	$45.29	$42.68	$46.83	$59.34	$47.30	$47.15	$37.49	$35.80	$57.56	$54.07	$52.87	$42.69

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	093

The following table provides a detailed breakdown of by-product credits on a total and per silver ounce basis:

(expressed in thousands of	Three Months Ended December 31, 2014						Three Months Ended December 31, 2013
U.S. dollars, except ounce	La	La			La		La	La			La
and per ounce amounts)	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total
By-product credits attributed to:
Gold	$(11)	$(222)	$–	$(1,758)	$(1,626)	$(3,617)	$(19)	$(221)	$–	$(547)	$(2,502)	$(3,289)
Lead	–	(2,876)	(6,675)	–	–	(9,551)	–	(4,997)	(2,606)	–	–	(7,603)
Zinc	–	(3,731)	–	–	–	(3,731)	–	(1,281)	(206)	–	–	(1,487)
Iron	–	–	–	–	–	–	–	–	–	–	–	–
Total by-product credits	$(11)	$(6,829)	$(6,675)	$(1,758)	$(1,626)	$(16,899)	$(19)	$(6,499)	$(2,812)	$(547)	$(2,502)	$(12,379)
By-product credits per ounce
Gold	–	(0.35)	–	(2.97)	(7.27)	(1.20)	(0.02)	(0.28)	–	(1.95)	(21.24)	(1.28)
Lead	–	(4.58)	(8.51)	–	–	(3.17)	–	(6.34)	(6.16)	–	–	(2.96)
Zinc	–	(5.96)	–	–	–	(1.24)	–	(1.63)	(0.49)	–	–	(0.58)
Iron	–	–	–	–	–	–	–	–	–	–	–	–
Total by-product credits per ounce	$–	$(10.89)	$(8.51)	$(2.97)	$(7.27)	$(5.61)	$(0.02)	$(8.25)	$(6.65)	$(1.95)	$(21.24)	$(4.82)

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
094	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

(expressed in thousands of U.S. dollars,	Year to Date Ended December 31, 2014							Year to Date Ended December 31, 2013
except ounce and per	La	La			La		La	La			La
ounce amounts)	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total
Cost of sales (as reported)						$154,843						$115,658
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(757)						(616)
Cost of sales (mine)	$41,049	$35,182	$45,532	$22,727	$9,596	$154,086	$41,366	$31,552	$14,003	$17,552	$10,542	$115,015
Add: Third party smelting and refining	1,526	12,530	8,617	580	3,311	26,564	1,904	12,922	6,774	436	3,975	26,011
Deduct: Workers participation	(1,827)	–	–	(282)	–	(2,109)	(1,047)	(351)	(30)	(270)	(58)	(1,756)
Deduct: Other non-cash costs	(160)	(329)	(6)	(127)	(12)	(634)	(216)	(156)	(157)	(96)	(125)	(750)
Inventory changes	(3,895)	(342)	(3,956)	(332)	119	(8,406)	(1,031)	15	(491)	(63)	(742)	(2,312)
Total cash cost before by-product credits (A)	$36,693	$47,041	$50,187	$22,566	$13,014	$169,501	$40,976	$43,982	$20,099	$17,559	$13,592	$136,208
Deduct: By-product credits	(231)	(29,486)	(16,332)	(5,264)	(7,730)	(59,043)	(1,731)	(21,892)	(8,354)	(2,546)	(7,418)	(41,941)
Total cash cost (B)	$36,462	$17,555	$33,855	$17,302	$5,284	$110,458	$39,245	$22,090	$11,745	$15,013	$6,174	$94,267

Tonnes processed	721,171	711,915	629,493	363,951	186,881	2,613,411	1,139,241	788,335	240,100	322,618	171,662	2,661,956
Total ounces of silver produced	3,711,633	2,876,452	2,690,717	1,833,618	636,301	11,748,721	4,081,094	3,115,997	1,226,885	1,250,774	709,002	10,383,752
Deduct: Metal deduction ounces	(14,847)	(87,673)	(94,597)	(7,334)	(15,908)	(220,359)	(18,137)	(95,173)	(51,372)	(5,506)	(126,310)	(296,498)
Payable ounces of silver produced (C)	3,696,786	2,788,779	2,596,120	1,826,284	620,393	11,528,362	4,062,957	3,020,824	1,175,513	1,245,268	582,692	10,087,254

Mining cost per ounce	$2.96	$4.03	$5.44	$3.95	$5.46	$4.07	$2.56	$3.59	$3.92	$4.59	$6.60	$3.51
Milling cost per ounce	4.71	4.92	7.71	5.52	4.65	5.56	5.50	4.42	4.78	6.29	4.47	5.13
Indirect cost per ounce	1.50	2.16	2.00	2.27	4.42	2.05	1.19	1.50	1.83	2.59	4.54	1.72
Total production cost per ounce	$9.17	$11.11	$15.15	$11.74	$14.53	$11.68	$9.25	$9.51	$10.53	$13.47	$15.61	$10.36
Transport and other selling costs per ounce	0.24	1.06	0.76	0.17	0.96	0.58	0.36	0.59	0.81	0.28	0.88	0.50
Smelting and refining costs per ounce	0.40	4.49	3.32	0.32	5.34	2.30	0.47	4.28	5.76	0.35	6.84	2.58
Environmental duty and royalties per ounce	0.11	0.21	0.10	0.12	0.16	0.14	–	0.18	–	–	–	0.05
Cash cost per ounce before by-product credits (A/C)	$9.92	$16.87	$19.33	$12.35	$20.99	$14.70	$10.08	$14.56	$17.10	$14.10	$23.33	$13.49
Deduct: By-product credits	(0.06)	(10.57)	(6.29)	(2.88)	(12.46)	(5.12)	(0.42)	(7.25)	(7.11)	(2.05)	(12.73)	(4.14)
Cash cost per ounce (B/C)	$9.86	$6.30	$13.04	$9.47	$8.53	$9.58	$9.66	$7.31	$9.99	$12.05	$10.60	$9.35

Mining cost per tonne	$15.18	$15.77	$22.45	$19.82	$18.12	$17.95	$9.14	$13.74	$19.18	$17.73	$22.45	$13.31
Milling cost per tonne	24.13	19.28	31.80	27.72	15.43	24.53	19.63	16.95	23.39	24.29	15.18	19.45
Indirect cost per tonne	7.68	8.46	8.27	11.41	14.66	9.05	4.24	5.76	8.97	9.98	15.41	6.53
Total production cost per tonne	$46.99	$43.51	$62.52	$58.95	$48.21	$51.53	$33.01	$36.45	$51.54	$52.00	$53.04	$39.29

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	095

The following table provides a detailed breakdown of by-product credits on a total and per silver ounce basis:

(expressed in thousands of	Year to Date Ended December 31, 2014					Year to Date Ended December 31, 2013
U.S. dollars, except ounce	La	La			La		La	La			La
and per ounce amounts)	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Total
By-product credits attributed to:
Gold	$(29)	$(800)	$(299)	$(5,264)	$(7,730)	$(14,122)	$(97)	$(860)	$(7)	$(2,546)	$(7,418)	$(10,928)
Lead	–	(18,584)	(15,460)	–	–	(34,044)	–	(16,435)	(6,866)	–	–	(23,301)
Zinc	–	(10,102)	(573)	–	–	(10,675)	–	(4,597)	(1,481)	–	–	(6,078)
Iron	(202)	–	–	–	–	(202)	(1,634)	–	–	–	–	(1,634)
Total by-product credits	$(231)	$(29,486)	$(16,332)	$(5,264)	$(7,730)	$(59,043)	$(1,731)	$(21,892)	$(8,354)	$(2,546)	$(7,418)	$(41,941)
By-product credits cost per ounce
Gold	(0.01)	(0.29)	(0.11)	(2.88)	(12.46)	(1.22)	(0.02)	(0.28)	(0.01)	(2.05)	(12.73)	(1.08)
Lead	–	(6.66)	(5.96)	–	–	(2.95)	–	(5.45)	(5.84)	–	–	(2.30)
Zinc	–	(3.62)	(0.22)	–	–	(0.93)	–	(1.52)	(1.26)	–	–	(0.60)
Iron	(0.05)	–	–	–	–	(0.02)	(0.40)	–	–	–	–	(0.16)
Total by-product credits per ounce	$(0.06)	$(10.57)	$(6.29)	$(2.88)	$(12.46)	$(5.12)	$(0.42)	$(7.25)	$(7.11)	$(2.05)	$(12.73)	$(4.14)

All-IN SUSTAINING COSTS PER OUNCE

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
096	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

(expressed in thousands of U.S.	Three Months Ended December 31, 2014
dollars, except ounce and per	La	La			La	Total
ounce amounts)	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Mines	Corporate	Total
Cost of sales (as reported)								$44,873
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination								(11,741)
Cost of sales (mine)	$7,326	$8,218	$9,371	$5,659	$2,558	$33,132	$–	$33,132
Third party smelting and refining	340	3,183	3,232	188	1,181	8,124	–	8,124
Other non-cash costs	(94)	(54)	1	(9)	(4)	(160)	–	(160)
Inventory changes	1,160	276	(406)	595	13	1,638	–	1,638
By-product credits	(11)	(6,829)	(6,675)	(1,758)	(1,626)	(16,899)	–	(16,899)
Sustaining capital expenditures	5,170	2,133	2,410	926	1,698	12,337	331	12,668
General and administrative expenses	–	–	–	–	–	–	4,015	4,015
Share-based payments	–	–	–	–	–	–	743	743
Accretion of decommissioning liabilities	51	33	45	32	30	191	–	191
All-in sustaining costs	$13,942	$6,960	$7,978	$5,633	$3,850	$38,363	$5,089	$43,452
Payable ounces of silver produced	785,216	627,541	785,044	590,327	223,726	3,011,854	3,011,854	3,011,854
All-in sustaining costs per ounce	$17.76	$11.09	$10.16	$9.54	$17.21	$12.74	$1.69	$14.43

	Year to Date Ended December 31, 2014
(expressed in thousands of U.S.
dollars, except ounce and per	La	La			La	Total
ounce amounts)	Encantada	Parrilla	Del Toro	San Martin	Guitarra	Mines	Corporate	Total
Cost of sales (as reported)								$154,843
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination								(757)
Cost of sales (mine)	$41,049	$35,182	$45,532	$22,727	$9,596	$154,086	$–	$154,086
Third party smelting and refining	1,526	12,530	8,617	580	3,311	26,564	–	26,564
Other non-cash costs	(160)	(329)	(6)	(127)	(12)	(634)	–	(634)
Inventory changes	(3,895)	(342)	(3,956)	(332)	119	(8,406)	–	(8,406)
By-product credits	(231)	(29,486)	(16,332)	(5,264)	(7,730)	(59,043)	–	(59,043)
Sustaining capital expenditures	18,808	14,501	14,746	7,860	7,723	63,638	1,175	64,813
General and administrative expenses	–	–	–	–	–	–	18,677	18,677
Share-based payments	–	–	–	–	–	–	7,320	7,320
Accretion of decommissioning liabilities	217	140	188	134	122	801	–	801
All-in sustaining costs	$57,314	$32,196	$48,789	$25,578	$13,129	$177,006	$27,172	$204,178
Expansionary capital expenditures	6,901	5,814	12,563	6,416	7,879	39,573	1,728	80,874
All-in costs (B)	$64,215	$38,010	$61,352	$31,994	$21,008	$216,579	$28,900	$285,052
Payable ounces of silver produced	3,696,786	2,788,779	2,596,120	1,826,284	620,393	11,528,362	11,528,362	11,528,362
All-in sustaining costs per ounce	$15.50	$11.54	$18.79	$14.01	$21.16	$15.35	$2.36	$17.71

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	097

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year to Date Ended December 31,
	2014	2013	2014	2013
Revenues as reported	$72,480	$58,989	$245,473	$251,313
Add back: smelting and refining charges	8,418	7,286	26,555	26,050
Gross Revenues	80,898	66,275	272,028	277,363
Payable equivalent silver ounces sold	4,961,920	3,215,055	14,551,096	12,018,168
Average realized price per ounce of silver sold(1)	$16.30	$20.61	$18.69	$23.08
Average market price per ounce of silver per COMEX	$16.45	$20.77	$19.04	$23.82

(1)	Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Net loss as reported	$(64,568)	$(81,229)	$(61,448)	$(38,232)
Adjustments for non-cash or unusual items:
Impairment of mining interests and goodwill	101,950	28,791	101,950	28,791
Deferred income tax (recovery) expense	(27,607)	51,032	(27,171)	63,164
Share-based payments	743	2,837	7,320	14,518
(Gain) loss from fair value adjustment of prepayment facility	(5,966)	2,907	(4,744)	(3,919)
Loss from investment in silver futures and marketable securities	84	1,628	690	6,601
(Recovery) write-down of mineral inventory	(1,419)	–	3,816	–
Gain (loss) from value added tax settlement	733	–	733	(711)
Write-down of AFS marketable securities	263	137	538	3,914
Loss on divestiture of subsidiary	–	–	248	–
Gain from First Silver litigation, net of fees	–	168	(14,004)	122
Gain from termination fee on Orko acquisition	–	–	–	(9,129)
Adjusted net earnings	$4,213	$6,271	$7,928	$65,119
Weighted average number of shares on issue - basic	117,543,961	117,030,825	117,444,276	116,935,325
Adjusted EPS	$0.04	$0.05	$0.07	$0.56

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
098	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Operating Cash Flows before Movements in Working Capital and Income Taxes	$21,087	$20,400	$74,404	$137,269
Weighted average number of shares on issue - basic	117,543,961	117,030,825	117,444,276	116,935,325
Cash Flow per Share	$0.18	$0.17	$0.63	$1.17

WORKING CAPITAL

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	December 31, 2014	December 31, 2013
Current Assets	$75,352	$109,533
Less: Current Liabilities	(78,222)	(76,723)
Working Capital	$(2,870)	$32,810

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

•	Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

•	Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

•	Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	099

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

For the quarter ended December 31, 2014 compared to the quarter ended December 31, 2013 (in thousands of dollars, except for per share amounts):

	Quarter Ended December 31,
	2014	2013
Revenues	$72,480	$58,989	(1)
Cost of sales (excludes depletion, depreciation and amortization)	44,873	31,437	(2)
Gross margin	27,607	27,552
Depletion, depreciation and amortization	21,774	13,298	(3)
Mine operating earnings	5,833	14,254	(4)
General and administrative expenses	4,210	6,457	(5)
Share-based payments	743	2,837	(6)
Accretion of decommissioning liabilities	191	135
Impairment of mining interests and goodwill	101,950	28,791	(7)
Foreign exchange (gain) loss	(5,451)	654	(8)
Operating (loss) earnings	(95,810)	(24,620)	(9)
Investment and other income (loss)	6,241	(4,617)	(10)
Finance costs	(1,663)	(941)	(11)
Loss before income taxes	(91,232)	(30,178)
Current income tax expense	943	19
Deferred income tax (recovery) expense	(27,607)	51,032
Income tax (recovery) expense	(26,664)	51,051	(12)
Net loss for the period	$(64,568)	$(81,229)	(13)
Loss per share (basic and diluted)	$(0.55)	$(0.69)	(13)

1.	Revenues for the quarter ended December 31, 2014 increased by 23% to $72,480,000 from $58,989,000 in the fourth quarter of 2013. The increase in revenues was primarily attributed to 54% increase in silver equivalent ounces sold as the Company sold the 934,000 ounces of silver held in inventory at the end of third quarter, offset by a 21% decrease in average realized silver price.

2.	Cost of sales in the fourth quarter of 2014 was $44,873,000, an increase of $13,436,000 or 43% compared to $31,437,000 in the fourth quarter of 2013. The increase in cost of sales was primarily attributed to the 54%

increase in payable equivalent ounces sold due to temporarily suspended sales of 934,000 ounces in the previous quarter, partially offset by decrease in production costs and favourable foreign exchange rate effect as a result a 6% depreciation in the Mexican Pesos against the U.S. Dollars compared to the same quarter of the prior year.

3.	Depletion, depreciation and amortization increased from $13,298,000 in the fourth quarter of 2013 to $21,774,000 in the fourth quarter of 2014, an increase of $8,476,000 or 64%, primarily attributed to the 54% increase in payable equivalent ounces sold, as well as depletion related to the Del Toro cyanidation plant expansion and additional depreciation and amortization expense from increase in production rates at the Del Toro, San Martin and La Guitarra mines.

4.	Despite a 24% production growth, mine operating income of $5,833,000 in the fourth quarter of 2014 decreased 59% compared to $14,254,000 for the same quarter in the prior year. Mine operating earnings were primarily affected by lower silver prices and higher depletion, depreciation and amortization compared to the fourth quarter of 2013.

5.	General and administrative expenses decreased by $2,247,000 or 35% compared to the fourth quarter of 2013, primarily due to lower salaries and benefits, professional fees, travel and administrative expenses as part of the Company’s cost reduction program.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0100	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

6.	Share-based payments decreased by $2,094,000 or 74% compared to the fourth quarter of 2013, primarily due to a decrease in fair value of stock options granted and cancellation of stock options for management and operational positions eliminated during the quarter as part of the Company’s cost-cutting efforts.

7.	During the quarter ended December 31, 2014, as a result of the decline in silver prices, the Company recognized an impairment loss of $101,950,000 (2013 - $28,791,000) on certain non-current assets (see “Impairment of Non-Current Assets” section).

8.	Foreign exchange gain increased by $6,105,000 or 933% compared to the fourth quarter of 2013 and was primarily due to foreign exchange gain on trade payables and deferred tax liabilities denominated in Mexican pesos, which depreciated 9% against the US dollar during the quarter.

9.	Operating loss for the quarter was $95,810,000 compared to operating loss of $24,620,000 for the quarter ended December 31, 2013. The decrease in earnings was primarily due to a $101,950,000 impairment of non-current assets and lower mine operating earnings, partially offset by foreign exchange gains and a decrease in share-based payments.

10.	During the quarter ended December 31, 2014, the Company recognized investment and other income of $6,241,000 compared to a loss of $4,617,000 in the same quarter of the prior year. Investment and other income in the quarter was primarily attributed to a gain of $5,966,000 on fair value adjustment of the Company’s prepayment facility.

11.	During the quarter ended December 31, 2014, the Company incurred $1,663,000 in finance costs compared to $941,000 in the same quarter of the prior year. The increase in finance costs was primarily related to $1,001,000 in interest and accretion expense related to the prepayment facilities, which were capitalized as part of Del Toro construction cost in the same quarter of the prior year, and additional interest costs on leased assets.

12.	During the quarter ended December 31, 2014, the Company recorded an income tax recovery of $26,664,000 compared to an income tax expense of $51,051,000 in the quarter ended December 31, 2013. The income tax recovery was the result a $35,938,000 deferred tax recovery in relation to the impairment of certain non-current assets. Deferred income tax expense in the same quarter of the prior year also included a $38,793,000 non-cash accounting adjustment to deferred income tax in relation to the new 2013 Mexican tax reforms. The effective income tax rate in the fourth quarter of 2014 was affected by taxation effects on foreign currency translation, Mexican mining duties and non-deductible expenses.

13.	As a result of the foregoing, net loss for the quarter ended December 31, 2014 was $64,568,000 or EPS of $(0.55), compared to net loss of $81,229,000 or EPS of $(0.69) in the quarter ended December 31, 2013.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	0101

REVIEW OF SELECTED ANNUAL FINANCIAL RESULTS

For the year ended December 31, 2014 compared to the years ended December 31, 2013 and 2012

(in thousands of dollars, except for share amounts):

	Annual
	2014	2013	2012
Revenues	$245,473	$251,313	$247,177	(1)
Cost of sales (excludes depletion, depreciation and amortization)	154,843	115,658	79,747	(2)
Gross margin	90,630	135,655	167,430
Depletion, depreciation and amortization	60,466	43,337	25,405	(3)
Mine operating earnings	30,164	92,318	142,025	(4)
General and administrative	19,393	24,855	21,774	(5)
Share-based payments	7,320	14,518	10,646	(6)
Accretion of decommissioning liabilities	801	539	472
Impairment of mining interests and goodwill	101,950	28,791	–	(7)
Acquisition costs	–	–	2,740
Foreign exchange (gain) loss	(6,312)	926	(174)	(8)
Operating (loss) earnings	(92,988)	22,689	106,567	(9)
Investment and other income	18,627	5,974	6,715	(10)
Finance costs	(6,576)	(2,470)	(2,293)	(11)
(Loss) earnings before income taxes	(80,937)	26,193	110,989
Current income tax expense	7,682	1,261	4,429
Deferred income tax (recovery) expense	(27,171)	63,164	17,662
Income tax (recovery) expense	(19,489)	64,425	22,091	(12)
Net (loss) earnings for the year	$(61,448)	$(38,232)	$88,898	(13)
(Loss) earnings per share (basic)	$(0.52)	$(0.33)	$0.80	(13)
(Loss) earnings per share (diluted)	$(0.52)	$(0.33)	$0.79

Cash and cash equivalents	$40,345	$54,765	$111,591
Total assets	$771,342	$854,952	$813,031
Non-current liabilities	$172,587	$207,484	$162,276

1.	Revenues for the year ended December 31, 2014 decreased by 2% or $5,840,000 to $245,473,000 from $251,313,000 compared to the prior year primarily due to a 19% decline in average realized silver price, partially offset by a 21% increase in payable silver equivalent ounces sold.

2.	Cost of sales for the year ended December 31, 2014 was $154,843,000, an increase of 34% or $39,185,000 compared to $115,658,000 in 2013. The increase in cost of sales was attributed to a 21% increase in payable equivalent ounces sold, as well as increase in by-product production at La Parrilla and Del Toro, as by-product credits are presented as revenue but costs related to by-product productions are in cost of sales. Cost of sales in the year also includes $3.8 million write-down of mineral inventories to its net realizable value as a result of decline in silver prices.

3.	Depletion, depreciation and amortization for the year ended December 31, 2014 was $60,466,000, an increase of 40% or $17,129,000 compared to $43,337,000 in the prior year, primarily due to incremental depreciation and depletion expense related to commissioning of the cyanidation plant at Del Toro on January 1, 2014 and plant expansion of San Martin.

4.	Mine operating earnings decreased by 67% to $30,164,000 for the year ended December 31, 2014, compared to $92,318,000 in the prior year. Mine operating earnings were affected by the decline in silver prices, and higher depletion, depreciation and amortization expenses related to higher production at Del Toro and San Martin.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0102	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

5.	General and administrative expenses for the year ended December 31, 2014 was $19,393,000, a decrease of 22% compared to the prior year due to lower salaries and employee benefits, professional fees, travel and administrative expenses as part of the Company’s cost reduction program.

6.	Share-based payments expense for the year ended December 31, 2014 decreased by $7,198,000 or 50% compared to the prior year. The decrease was primarily due to cancellation of stock options for management and operational positions eliminated during the year as part of the Company’s cost-cutting efforts, as well as decrease in fair value of stock options granted in 2013 and 2014, when the Company’s share price was lower at time of the grant compared to the prior year.

7.	As a result of the decline in silver prices, the Company recognized an impairment loss of $101,950,000 (2013 - $28,791,000) on certain non-current assets (see “Impairment of Non-Current Assets” section) during the year ended December 31, 2014.

8.	Foreign exchange gain of $6,312,000 for the year ended December 31, 2014 compared to foreign exchange loss of $926,000 for the year ended December 31, 2013. Foreign exchange gain for the year was primarily due to foreign exchange gain on trade payables and deferred tax liabilities denominated in Mexican pesos, which depreciated 13% against the US dollar during the year.

9.	Operating loss was $92,988,000 for the year ended December 31, 2014, compared to operating earnings of $22,689,000 for the year ended December 31, 2013, primarily due to the recognition of a $101,950,000 impairment loss on certain mines and projects, as well as decrease in mine operating earnings, partially offset by decreases in general and administrative expenses and share-based payments.

10.	During the year ended December 31, 2014 investment income was $18,627,000 compared to investment and other income of $5,974,000 in the prior year. The income is primarily attributed to the recognition of the deferred gain from the First Silver litigation of $14,127,000 and gain of $4,744,000 from fair value adjustment of the prepayment facilities. In the prior year, investment and other income was primarily comprised of a $9,129,000 termination fee from the Orko acquisition, net of costs.

11.	During the year ended December 31, 2014, the Company incurred $6,576,000 in financing costs compared to $2,470,000 in the prior year. The increase in financing costs was primarily related to $3,883,000 in interest and accretion expense related to the prepayment facilities, which were capitalized as part of Del Toro construction cost in the prior year, and $2,443,000 in financing costs related to the Company’s finance leases.

12.	During the year ended December 31, 2014, the Company recorded an income tax recovery of $19,489,000 compared to an income tax expense of $64,425,000 in 2013. The income tax recovery was primarily attributed to deferred tax adjustment related to the impairment of non-current assets, lower earnings before taxes and the prior year included a non-cash accounting adjustment of $35,938,000 relating to the Mexican Tax Reform. The effective tax rate in the year ended December 31, 2014 was 24% compared to 246% in the year ended December 31, 2013. The decrease in effective tax rate reflects the taxation effects on the impairment on non-current assets, on foreign currency translation, non-deductible expenses and the Mexican Tax Reform which was effective January 1, 2014.

13.	As a result of the foregoing, net loss for the year ended December 31, 2014 was $61,448,000, or basic EPS of $(0.52) compared to net loss of $38,232,000 or EPS of $(0.33) for 2013.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	0103

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2014				2013
Financial Highlights	Q4(1)	Q3(2)	Q2(3)	Q1(4)	Q4(5)	Q3(6)	Q2(7)	Q1(8)
Revenue	$72,480	$40,770	$66,927	$65,296	$58,989	$76,882	$48,372	$67,070
Cost of sales	$44,873	$31,973	$42,727	$35,270	$31,437	$36,060	$23,891	$24,270
Depletion, depreciation and amortization	$21,774	$10,588	$14,699	$13,405	$13,298	$11,645	$10,198	$8,196
Mine operating earnings (loss)	$5,833	$(1,791)	$9,501	$16,621	$14,254	$29,177	$14,283	$34,604
Net (loss) earnings after tax	$(64,568)	$(10,450)	$7,590	$5,980	$(81,229)	$16,320	$160	$26,517
Earnings (loss) per share (basic)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14	$0.00	$0.23
Earnings (loss) per share (diluted)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14	$0.00	$0.23

Notes:

1.	In the quarter ended December 31, 2014, mine operating earnings was $5,833,000 compared to mine operating loss of $1,791,000 in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to additional silver equivalent ounces sold as approximately 934,000 ounces of silver sales that were suspended at the end of the third quarter of 2014 due to declining silver prices. Net loss for the quarter was $64,568,000 compared to $10,450,000 in the previous quarter due to a non-cash impairment charge of $101,950,000, or $66,012,000 net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

2.	In the quarter ended September 30, 2014, mine operating loss was $1,791,000 compared to mine operating earnings of $9,501,000 in the quarter ended June 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18,040,000 compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14,127,000 recognized in the second quarter of 2014.

3.	In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9,501,000 compared to $16,621,000 in the quarter ended March 31, 2014. Net earnings increased by 27% to $7,590,000 from $5,980,000 in the quarter ended March 31, 2014. Increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

4.	In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16,621,000, compared to $14,254,000 in the quarter ended December 31, 2013. Net earnings increased $87,209,000 to $5,980,000, compared to a loss of $81,229,000 in the previous quarter. Net earnings in the previous quarter was affected by a $28,791,000 non-cash impairment of non-current assets and $38,793,000 non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

5.	In the quarter ended December 31, 2013, mine operating earnings decreased $14,923,000 or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81,229,000 compared to net earnings of $16,320,000. The decrease was attributed to $28,791,000 impairment on goodwill and mining interests, $14,923,000 decline in mine operating earnings, as well as $38,793,000 non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

6.	In the quarter ended September 30, 2013, mine operating earnings increased $14,894,000 or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16,320,000, an increase of $16,160,000 compared to the previous quarter due to increase in mine operating earnings and investment and other income.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0104	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

7.	In the quarter ended June 30, 2013, mine operating earnings decreased $20,321,000 or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $160,000, a decrease of $26,357,000 compared to the previous quarter due to decrease in mine operating earnings and $5,864,000 loss on investment in silver futures and marketable securities, compared to a one-time gain of $9,131,000 from termination fee of the Orko acquisition in the previous quarter.

8.	In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

LIQUIDITY

At December 31, 2014, the Company held cash and cash equivalents of $40.3 million and had a working capital deficit of $2.9 million, compared to cash and cash equivalents of $54.8 million and working capital of $32.8 million at December 31, 2013. Cash and cash equivalents decreased by $14.4 million during the year, primarily as a result of $104.3 million spent on mining interests, property, plant and equipment, $16.0 million on repayment of lease obligations, $14.5 million on repayment of the prepayment facility, offset by $93.4 million generated from operating activities and $30.0 million proceeds from the new prepayment facility.

During the year, the Company expended $70.2 million on mineral properties and $34.1 million on property, plant and equipment compared to $94.4 million expended on mineral properties and $84.3 million expended on property, plant and equipment in 2013. Capital expenditures on mineral properties have decreased compared to the prior year as the Company suspended majority of discretionary capital expenditures due to the significant decline in silver price this year, as well as efforts by the Company to cut costs by re-negotiating all of its contracts with contractors and suppliers. Furthermore, capital expenditures on property, plant and equipment reduced as construction activity at Del Toro completed earlier in the year.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2014, the Company has outstanding trade payables of $25.9 million (2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $14.4 million (2013 - $13.6 million) which are generally payable within 12 months. Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Trade and other payables	$40,360	$40,360	$–	$–	$–
Prepayment facilities	66,619	29,389	37,230	-	–
Finance lease obligations	29,430	12,883	15,268	1,279	–
Decommissioning liabilities	16,816	–	–	–	16,816
Purchase obligations and commitments	3,045	3,045	–	–	–
Total Obligations	$156,270	$85,677	$52,498	$1,279	$16,816

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	0105

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2014		December 31, 2013
	Cash and	Trade and	Trade and	Net assets	Effect of +/-	Net assets	Effect of +/-
	cash	other	other	(liabilities)	10% change	(liabilities)	10% change
	equivalents	receivables	payables	exposure	in currency	exposure	in currency
Canadian dollar	$6,898	$643	$(750)	$6,791	$679	$11,225	$1,123
Mexican peso	557	7,520	(20,507)	(12,430)	(1,243)	(6,784)	(678)
	$7,455	$8,163	$(21,257)	$(5,639)	$(564)	$4,441	$444

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 22% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price. The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc.

As at December 31, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

					December 31, 2014
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$969	$48	$938	$109	$2,064
Metals in doré and concentrates inventory	86	13	6	–	105
Prepayment facilities	–	–	(4,204)	(1,670)	(5,874)
	$1,055	$61	$(3,260)	$(1,561)	$(3,705)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0106	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Since June 2013, Davila Santos has pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income in the second quarter.

On June 27, 2014, Davila Santos filed an application for leave to appeal to the Supreme Court of Canada. It is of management’s opinion that the defendant will not succeed. However, there can be no guarantee of collection on the remainder of the judgment amount and it is likely that it will be necessary to take additional action in México and/ or elsewhere to recover the balance. Therefore, as at December 31, 2014, the Company has not accrued any of the remaining $70.3 million (CAD$81.5 million) unpaid judgment in favour of the Company.

SHARE REPURCHASE PROGRAM

In March 2014, the Company received approval from the Toronto Stock Exchange to extend the Company’s share repurchase program to repurchase up to 5,865,931 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the year ended December 31, 2014, the Company repurchased and cancelled 140,000 (December 31, 2013 – 215,000) shares for a total consideration of $0.9 million (December 31, 2013 - $2.4 million), of which $0.5 million (December 31, 2013 - $0.8 million) was recorded as a reduction to share capital and the remaining balance of $0.4 million (December 31, 2013 - $1.6 million) was recorded against retained earnings.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2014, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2014 and 2013, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to December 31, 2014:

a)	2,267,055 options were granted with a weighted average exercise price of CAD$6.14 and expire in five years from the grant date; and

b)	62,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,594,640 common shares outstanding as at the date on which the Company’s consolidated financial statements were approved and authorized for issue by the Board of Directors.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	0107

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgement dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;

•	the mine or mill has reached a pre-determined percentage of design capacity;

•	the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce ore at a steady or increasing level);

•	the completion of a reasonable period of testing of the mine plant and equipment;
•	the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);

•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and

•	mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following expansions:

•	the flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and

•	the cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets, mining interests and goodwill

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment, mining interests and goodwill are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment, mining interests and goodwill. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, mining interests and goodwill, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0108	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income and other taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Mexican Tax Reform

In late 2013, the Mexican government approved a tax reform that enacted a new Mexican Income Tax Law (“MITL”), effective January 1, 2014, and repealed the Flat Tax Law (“IETU”). The new MITL maintains the current 30% corporate income tax rate, eliminating the previously scheduled reduction to 29% in 2014 and to 28% in 2015.

The new MITL eliminates the option to depreciate capital assets on an accelerated basis, as well as the 100% tax deduction for a mining company’s pre-operating expenses. Starting in 2014, capital assets are depreciated on a straight-line basis using the provided allowed percentage for each type of asset, and pre-production expenses will be amortized over a 10 year period.

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	0109

The new MITL also imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). This withholding tax is effective January 1, 2014, but not to distributions of profits subject to corporate-level tax prior to 2014, so the pre-2014 tax paid profits balance distributions are exempted. Per the México-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

The tax reform also included in the Mexican Federal Fees Law a new 7.5% mining royalty on taxpayers with mining concessions. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. The Company recognized a non-cash deferred income tax liability of $35.1 million as at December 31, 2013 in respect of this royalty. During the year ended December 31, 2014, the Company reduced this deferred income tax liability by $5.4 million principally due to the recording of an impairment of $102.0 million on certain mines and projects. The remaining deferred income tax liability associated with the mining royalty will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The tax reform also creates a new environmental duty equal to 0.5% of gross revenues from the sale of gold and silver, which is also tax deductible for income tax purposes.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. In December 2009, México introduced tax consolidation reform rules, which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving each annual consolidation benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation was expected to be recaptured from 2014 to 2023. The tax reform abolished the existing consolidation regime effective as of January 1, 2014 and offers a revised simplified form of tax integration over a three year period. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism specified in legislation. The Company has a remaining deconsolidation liability of $37.0 million of which $1.7 million is classified as a current income tax liability due in 2015, and the balance is non-current.

The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at December 31, 2014, the Company has total non-capital loss carryforwards of $272.8 million on a non-consolidated basis for Mexican income tax purposes that may be carried forward to reduce taxable income on a company by company basis.

Deferred tax assets are recognized for these tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of individual operations in the legal entities in which the tax losses arose.

Tax and Other Contingencies

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material and predictable effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2014. The Company will continue to monitor developments in México and to assess the potential impact of these amendments.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0110	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this interpretation did not have a significant impact on the Company’s consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Change in Accounting Estimates Effective January 1, 2014

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated.

OTHER

Additional information relating to the Company may be found on or in:

•	SEDAR at www.sedar.com;
•	the Company’s Annual Information Form; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2014

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	0111

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management have concluded that, as at December 31, 2014, the Company’s internal controls over financial reporting were effective and no material weakness was identified. There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0112	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

NOTES:

FIRST MAJESTIC SILVER CORP.	MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL REPORT 2014	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	0113

Corporate Information

BOARD OF DIRECTORS	Keith Neumeyer	Douglas Penrose, B.Comm., CA [1,3]
AND OFFICERS	President, Chief Executive	Chairman & Director
Officer & Director
Ramon Davila, Ing., M.Sc. Eng.
	Salvador Garcia, B.Min. Ing.	Director
Chief Operating Officer
Robert McCallum, B.Sc., P.Eng. [1,2,3]
	Raymond Polman, CA	Director
Chief Financial Officer
Tony Pezzotti [1,2]
	Martin Palacios, MBA, CMC	Director
Chief Information Officer
David A. Shaw, Ph.D [2,3]
	Connie Lillico, B.A.	Director
Corporate Secretary
1. Audit Committee
2. Compensation and Nominating Committee
3. Corporate Governance Committee

CORPORATE HEADQUARTERS	Transfer Agent	Investor Relations Contact
	Computershare Trust	info@firstmajestic.com
	Company of Canada	tel: 604.688.3033
#1805 – 925 West Georgia Street	510 Burrard Street, 3rd Floor,	toll free: 1.866.529.2807
Vancouver, B.C., Canada V6C 3L2	Vancouver, B.C. Canada V6C 3B9	(North America only)
tel: 604.661.9400 fax: 604.661.9401
tel: 604.688.3033		Todd Anthony, MBA
fax: 604.639.8873	Legal Advisors	Vice President of Investor Relations
toll free: 1.866.529.2807	McCullough O’Connor Irwin LLP
	2600 Oceanic Plaza	Jill Anne Arias
info@firstmajestic.com	1066 West Hastings Street	Vice President of Marketing
www.firstmajestic.com	Vancouver, B.C. Canada V6E 3X1
Bullion Sales
	Independent Auditors	sales@firstmajestic.com
Deloitte LLP
P.O. Box 49279, Four Bentall Centre
2800 – 1055 Dunsmuir Street
Vancouver, B.C. Canada V7X 1P4

ANNUAL GENERAL	Date
MEETING	Thursday, May 21, 2015

Time
10:00 am, Terminal City Club
837 West Hastings Street
Vancouver, B.C. Canada V6C 1B6

MARKET	TSX:	NYSE:	FSE:	BMV:
INFORMATION (TRADING SYMBOLS)	FR	AG	FMV	AG

	MANAGEMENT’S DISCUSSION AND ANALYSIS	FIRST MAJESTIC SILVER CORP.
0114	FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2014	ANNUAL REPORT 2014

FIRST MAJESTIC
SILVER CORP.

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